Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

05011430

September 20, 2005

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N Y
Washington D C 20549
USA

File No.82-3300

SUPPL

Dear Sir,

Sub : **Scheme of Arrangement**

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 31	September 19, 2005	Scheme of Arrangement between Reliance Industries Limited, Reliance Energy Ventures Limited, Global Fuel Management Services Limited, Reliance Capital Ventures Limited, Global Fuel Management Services Limited, Reliance Capital Ventures Limited & Reliance Communication Ventures Limited and their respective shareholders and creditors

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Authorised Signatory

PROCESSED
SEP 23 2005
THOMSON
FINANCIAL

Encl : a/a

olc.

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

September 19, 2005

The Secretary
The Stock Exchange, Mumbai
Corporate Relationship Dept.
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023
(Fax No.2272 3121 / 2272 2037)

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051
(Fax No.2659 8237 / 2659 8238)

Dear Sir,

Sub : Scheme of Arrangement

The Hon'ble High Court of Judicature at Bombay, by an Order made on the 16th day of September 2005, has directed that a meeting of the Equity Shareholders, Secured Creditors and Unsecured Creditors of the Company be convened and held on Friday, the 21st day of October, 2005 for the purpose of considering the Scheme of Arrangement between Reliance Industries Limited, Reliance Energy Ventures Limited, Global Fuel Management Services Limited, Reliance Capital Ventures Limited & Reliance Communication Ventures Limited and their respective shareholders and creditors.

We send herewith six (6) copies of the Notice calling the meeting of the Equity Shareholders along with the Explanatory Statement and the Scheme of Arrangement for your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Authorised Signatory

Copy to: Calcutta Stock Exchange Association Limited

Encl: As above.

Reliance
Industries Limited

MEETING OF THE EQUITY SHAREHOLDERS

Date : 21st October, 2005

Time : 11.00 a.m.

Venue : Birla Matushri Sabhagar,
19, Marine Lines, Mumbai 400 020

CONTENTS PAGES

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 563 OF 2005

In the matter of the Companies Act, 1956;

- And -

In the matter of Sections 391 to 394 of the Companies Act, 1956;

- And -

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021;

- And -

In the matter of the Scheme of Arrangement between Reliance Industries Limited, Reliance Energy Ventures Limited, Global Fuel Management Services Limited, Reliance Capital Ventures Limited and Reliance Communication Ventures Limited and their respective shareholders and creditors.

Reliance Industries Limited, a company incorporated under the Companies Act, 1956, }
and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, }
Mumbai - 400 021. } ..... Applicant Company

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF RELIANCE INDUSTRIES LIMITED, THE APPLICANT COMPANY

To,
The Equity Shareholders of Reliance Industries Limited (the "Applicant Company")

TAKE NOTICE that by an Order made on the 16th day of September, 2005, in the above Company Application, the Hon'ble High Court of Judicature at Bombay has directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held on Friday, the 21st day of October, 2005 at 11.00 a.m. at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai - 400 020 for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Arrangement between Reliance Industries Limited, Reliance Energy Ventures Limited, Global Fuel Management Services Limited, Reliance Capital Ventures Limited and Reliance Communication Ventures Limited and their respective shareholders and creditors.

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be convened and held at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020, Maharashtra, on Friday, the 21st day of October, 2005 at 11.00 a.m., at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021, not later than 48 hours before the said meeting.

The Court has appointed Mr. Justice M. L. Pendse (Retd.), and failing him Mr. Suresh Talwar to be the Chairman of the said meeting.

A copy each of the Scheme, the Statement under Section 393 of the Companies Act, 1956 and a Form of Proxy is enclosed.

M. L. Pendse

Justice M. L. Pendse (Retd.)
Chairman appointed for the meeting.

Dated this 16th day of September, 2005.

Registered Office:
3rd Floor, Maker Chambers IV,
222, Nariman Point, Mumbai - 400 021,
Maharashtra
India.

Notes: (1) All alterations made in the Form of Proxy should be initialled.
(2) Only registered shareholders of the Applicant Company may attend and vote (either in person or by proxy) at the shareholders' meeting.

Enclosure: As above

IN THE HIGH COURT OF JUDICATURE AT BOMBAY, ORDINARY ORIGINAL CIVIL JURISDICTION COMPANY APPLICATION NO. 563 OF 2005

In the matter of the Companies Act, 1956;

- And -

In the matter of Sections 391 to 394 of the Companies Act, 1956;

- And -

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

- And -

In the matter of the Scheme of Arrangement between Reliance Industries Limited, Reliance Energy Ventures Limited, Global Fuel Management Services Limited, Reliance Capital Ventures Limited and Reliance Communication Ventures Limited and their respective shareholders and creditors.

Reliance Industries Limited, }
a company incorporated under the }
Companies Act, 1956, and having its }
registered office at 3rd Floor, }
Maker Chambers IV, 222, }
Nariman Point, Mumbai- 400 021. } ..... Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956.

1. Pursuant to the Order dated 16th September, 2005 passed by the Hon'ble High Court of Judicature at Bombay, in the Company Application referred to above, meetings of the Equity Shareholders, Secured Creditors (including debenture holders) and Unsecured Creditors of the Applicant Company are being convened for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Arrangement between the (i) Applicant Company, and (ii) Reliance Energy Ventures Limited, a company incorporated under the Companies Act, 1956 (hereinafter "the Act") having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021, (iii) Global Fuel Management Services Limited a company incorporated under the Act having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021, (iv) Reliance Capital Ventures Limited a company incorporated under the Act having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021 and (v) Reliance Communication Ventures Limited a company incorporated under the Act having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021 and their respective shareholders and creditors ("the Scheme"). A copy of the Scheme is attached to this Explanatory Statement.

2. The Applicant Company was incorporated as Mynylon Limited on the 8th day of May 1973 in the State of Karnataka under the provisions of the Act. The name of the Applicant Company was subsequently changed to Reliance Textile Industries Limited on the 11th day of March 1977. The place of the registered office of the Applicant Company was subsequently changed from the State of Karnataka to the State of Maharashtra on the 2nd day of July, 1977. The name of the Applicant Company was again changed to Reliance Industries Limited on the 27th day of June 1985. The Applicant Company has its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021, Maharashtra.

3. The objects for which the Applicant Company has been established are set out in its Memorandum of Association. The main objects, are set out hereunder:

   1. *To carry on the business of manufacturers, dealers, agents, factors, importers, exporters, merchants and financiers of all kinds of man made fibres and man made fibre yarns of all kinds, man made fibre cords of all kinds and man made fibre fabrics of all kinds, mixed with or without mixing, materials like woolen, cotton, metallic or any other fibres of vegetable, mineral or animal origin, manufacturing such man made fibres and man made fibre products of all description and kinds with or without mixing fibres of other origin as described above, by any process using petrochemicals of all description or by using vegetable or mineral oils or products of all description required to produce such man made fibres.*

   2. *To carry on the business of manufacturers, dealers, importers and exporters, merchants, agents, factors and financiers and particularly manufacturers, dealers, etc. of all types of petro-chemicals like Naphta, Methane, Ethylene, Propylene, Butenes, Naphthalene, Cyclohexane, Cyclohexanone, Benzene, Phenol, Acetic Acid, Cellulose Acetate, Vinyl Acetates, Ammonia, Caprolactam, Adipic Acid, Hexamethylene, Diamine Nylon, Nylon-6, Nylon 6.6, Nylon 6.10, Nylon 6.11, Nylon 7, their fibres, castings, mouldings, sheets, rods, etc., Ortho-xylene, Phthalic Anhydride, Alkyd Resins, Polyester fibres and films, mixed Xylenes, Paraxylene, Meta-xylene, Toluene, Cumene, Phenol, Styrene, Synthetic Rubbers, Butenes, Butadiene, Methacrolein, Maleic Anhydride, Methacrylates, Alkyd resins, Urea, Methanol formaldehyde, UF, PF and MF resins, Hydrogen-cyanide, Poly-methyl Methacrylate, Acetylene, P.V.C. Polyethylene, Ethylene, dichloride Ethylene oxide, Ethyleneglycol, Ploygiyclos, Polyurethanes, Paraxylenes, Polystyrenes, Polypropylene, Isopropanol, Acetone, Propylene oxide, Propylene glycol, Acrylonitrile, Acrolein, Acylicesters, Acrylic Fibres, Allyl Chloride, Epichlor-hydrin Epoxy resins and all other petrochemical products and polymers in all their forms like resins, fibres, sheet mouldings, castings etc.*

   3. *To carry on the business of manufacturing, buying, selling, exchanging, converting, altering, importing, exporting, processing, twisting or otherwise handling or dealing in or using or advising users in the proper use of cotton yarn, pure silk yarn, artificial silk yarn, staple fibre and such other fibre, fibres and fibrous materials, or allied products, by-products, substances or substitutes for all or any of them, or yarn or yarns, for textile or other use, as may be practicable.*

   4. *To manufacture or help in the manufacturing of any spare parts, accessories, or anything or things required and necessary for the above mentioned business.*

4. The Applicant Company is engaged in several businesses directly and through its various subsidiaries and affiliates including undertakings/businesses pertaining to (i) coal based power business (the "Coal Based Energy Undertaking"), (ii) Gas based power business (the "Gas Based Energy Undertaking"), (iii) financial services business (the "Financial Services Undertaking"), and (iv) telecommunication business (the "Telecommunication Undertaking").

5. The share capital structure of the Applicant Company as on August 31, 2005 is as under:

	Rupees
Authorized Capital	
Comprising 250 crores equity shares of Rs.10 each aggregating Rs. 2500 crores and 50 crore preference shares of Rs.10 each aggregating Rs. 500 crores.	3000.00 crores
Issued, Subscribed and Paid-up	
Comprising 139,35,08,041 equity shares of Rs.10 each*	1393.51 crores
Less: Calls in arrears	0.35 crores

* Includes 9,23,71,131 equity shares represented by GDRs and 17,03,77,615 equity shares held by Specified Shareholders (described in clause 27 below).

The equity shares of the Applicant Company are listed on The Bombay Stock Exchange Limited, The National Stock Exchange of India Limited and The Calcutta Stock Exchange Association Limited. The Applicant Company has made an application to Calcutta Stock Exchange Association Limited for delisting of its shares and is awaiting approval. The GDRs representing the underlying equity shares of the Demerged Company are listed on Luxembourg Stock Exchange.

6. Reliance Energy Ventures Limited (the "**Coal Based Energy Resulting Company**") was originally incorporated on the 3rd of July 2000, under the Act as Reliance Terra Networks Private Limited. The name has since been changed to its present name viz. Reliance Energy Ventures Limited under Fresh Certificate of Incorporation consequent on change of name dated 4th of August 2005.

7. The objects for which the Coal Based Energy Resulting Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

   1. *To carry on and undertake the business of finance, investment, loan and guarantee company and to invest in acquire, subscribe, purchase, hold, sell, divest or otherwise deal in securities, shares, stocks, equity linked securities, debentures, debenture stock, bonds, commercial papers, acknowledgements, deposits, notes, obligations, futures, calls, derivatives, currencies and securities of any kind whatsoever, whether issued or guaranteed by any person, company, firm, body, trust, entity, government, state, dominion sovereign, ruler, commissioner, public body or authority, supreme, municipal, local or otherwise, whether in India or abroad. The Company will not carry any NBFC Activity as per Section 45-1A of the RBI Act, 1934.*

   2. *To carry on and undertake the business of financial services like financial restructuring / reorganization, investment counseling, portfolio management and all activities and facilities of every description including all those capable of being provided by bankers, stockbrokers, merchant-bankers, investment bankers, portfolio managers, trustees, agents, advisors, consultants, providing other financial or related services and to carry on the activities of hire-purchase, leasing and to finance lease operations of all kinds, purchasing, selling, hiring or letting on hire all kinds of plant and machinery and equipment and to assist in financing of all and every kind and description of hire-purchase or deferred payment or similar transactions and to subsidize, finance or assist in subsidizing or financing the sale and maintenance of any goods, articles or commodities of all and every kind and description upon any terms whatsoever and to purchase or otherwise deal in all forms of movable property including plant and machinery, equipments, ships, aircrafts, automobiles, computers, and all consumer, commercial, medical and industrial items with or without security and to lease or otherwise deal with them including resale thereof, regardless of whether the property purchased and leased is new and/or used and from India or abroad.*

   3. *To carry on and undertake the business of acting as agent of any person, public or private sector enterprises, financial institutions, banks, central government and state governments and to do financial research, design and preparation of feasibility study reports, project reports and appraisal report in India and abroad.*

   4. *To carry on, manage, supervise and control the business of transmitting, manufacturing, supplying, generating, distributing and dealing in electricity and all forms of energy and power generated by any source whether nuclear, steam, hydro or tidal, water, wind, solar, hydrocarbon fuel or any other form, kind or description.*

8. The share capital structure of the Coal Based Energy Resulting Company as on August 31, 2005 is as under:

	Rupees
Authorized Capital	
Comprising 50,000 Equity Shares of Rs.10/- each	5,00,000
Issued, Subscribed and Paid-up	
Comprising 50,000 Equity Shares of Rs.10/- each	5,00,000

The equity shares of the Coal Based Energy Resulting Company are, at present, not listed on any Stock Exchanges.

9. Global Fuel Management Services Limited (the "**Gas Based Energy Resulting Company**") was originally incorporated on the 24th of March 2000, under the Act as Reliance Platforms Communications.Com Private Limited. The name has since been changed to its present name viz. Global Fuel Management Services Limited under fresh Certificate of Incorporation consequent on change of name dated 10th of August 2005.

10. The objects for which the Gas Based Energy Resulting Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

   1. *To carry on in India or elsewhere, the business of buying, selling, marketing, supplying, importing, exporting, trading, hedging, storing, distributing, transporting manufacturing, compressing, producing, processing, refining, mixing, formulating, purifying, disinfecting, converting, compounding, developing, deriving, discovering, searching, mining, quarrying, releasing, manipulating, preparing, or otherwise dealing in fuels required or used in industries, household, agriculture, laboratories, hospitals, aviators, vehicles, space rockets, communications, power plants, energy generation, water works, forest/ plant protection and all other purposes whatsoever, including petroleum, petroleum products and by products, petrochemicals, oil, crude, oxygen, hydrogen, nitrogen, carbonic acid and all sorts of gases including natural gas (NG), liquified natural gas (LNG), compressed natural gas (CNG), liquified petroleum gas (LPG) and associated gaseous substance, hydro-carbons, coal, coal bed methane, lignite, coke, petrol, naphtha, high speed diesel, aviation turbine fuel, superior kerosene oil, including other related products and to act as selling agents, commission agents, sales organizers, distributors, stockists, del-credre agents, C & F agents, wholesalers and retailers for aforesaid products and designing, developing, erecting, installing, setting up, operating, maintaining, managing, owning, leasing, hiring retail or wholesale outlets, pumps, terminals, depots, showrooms, storage tanks, warehouses, godowns, objects, equipment, devices,*

facilities, infrastructure and to carry on the business of transportation and distribution, designing, setting up, erecting, maintaining, and operating in India or abroad, pipes, pipelines, cross country piping systems, cylinders and other allied facilities for distribution of fuels, gases, natural resources, and to provide other related and ancillary services, facilities, assets or infrastructure, including but not limited to value all sorts of added services, and to plan, establish, develop, provide, promote, use, operate, conduct, procure, facilitate, maintain, do business, provide infrastructure and act as consultants, agent for attaining the above object.

2. *To carry on, manage, supervise and control the business of transmitting, manufacturing, supplying, generating, distributing and dealing in electricity and all forms of energy and power generated by any source whether nuclear, steam, hydro or tidal, water, wind, solar, hydrocarbon fuel, natural gas or any other form, kind or description.*

11. The share capital structure of the Gas Based Energy Resulting Company as on August 31, 2005 is as under:

	Rupees
Authorized Capital	
Comprising 20,00,000 Equity Shares of Rs.5/- each	1,00,00,000
Issued, Subscribed and Paid-up	
Comprising 1,00,000 Equity Shares of Rs.5/- each	5,00,000

The equity shares of the Gas Based Energy Resulting Company are, at present, not listed on any Stock Exchanges.

12. Reliance Capital Ventures Limited (the "Financial Services Resulting Company") was originally incorporated on the 3rd of September 2004, under the Act as Reliance Energy Technical Services Private Ltd. The name has since been changed to its present name, viz. Reliance Capital Ventures Limited, under fresh Certificate of Incorporation consequent on change of name dated 3rd of August 2005.

13. The objects for which the Financial Services Resulting Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

1. *To carry on and undertake the business of finance, investment, loan and guarantee company and to invest in acquire, subscribe, purchase, hold, sell, divest or otherwise deal in securities, shares, stocks, equity linked securities, debentures, debenture stock, bonds, commercial papers, acknowledgements, deposits, notes, obligations, futures, calls, derivatives, currencies and securities of any kind whatsoever, whether issued or guaranteed by any person, company, firm, body, trust, entity, government, state, dominion sovereign, ruler, commissioner, public body or authority, supreme, municipal, local or otherwise, whether in India or abroad and subject to such permissions and licenses as may be necessary, carry on, manage, supervise and control business of insurance (including general insurance and life insurance). The Company will not carry on any activity as per Section 45 (1A) of RBI Act, 1934;*

2. *To carry on and undertake the business of financial services like financial restructuring/ reorganization, investment counseling, portfolio management and all activities and facilities of every description including all those capable of being provided by bankers, stockbrokers, merchant-bankers, investment, portfolio managers, trustees, agents, advisors, consultants, providing other financial or related services and to carry on the activities of hire purchase, leasing and to finance lease operations of all kinds, purchasing, selling, hiring or letting on hire all kinds of plant and machinery and equipment and to assist in financing of all and every kind and description of hire-purchase or deferred payment or similar transactions and to subsidize, finance or assist in subsidizing or financing the sale and maintenance of any goods, articles or commodities of all and every kind and description upon any terms whatsoever and to purchase or otherwise deal in all forms of movable property including plant and machinery, equipments, ships, aircrafts, automobiles, computers, and all consumer, commercial, medical and industrial items with or without security and to lease or otherwise deal with them including resale thereof, regardless of whether the property purchased and leased is new and/or used and from India or abroad.*

14. The share capital structure of the Financial Services Resulting Company as on August 31, 2005 is as under:

	Rupees
Authorized Capital	
Comprising 50,000 Equity Shares of Rs.10/- each	5,00,000
Issued, Subscribed and Paid-up	
Comprising 50,000 Equity Shares of Rs.10/- each	5,00,000

The equity shares of the Financial Services Resulting Company are, at present, not listed on any Stock Exchanges.

15. Reliance Communication Ventures Limited (the "Telecommunication Resulting Company") was originally incorporated on the 15th of July 2004 under the Act as Reliance Infrastructure Developers Private Limited. The name has since been changed to its present name viz. Reliance Communication Ventures Limited under fresh Certificate of Incorporation consequent on change of name dated 3rd August 2005.

16. The objects for which the Telecommunication Resulting Company has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

1. *To carry on and undertake the business of finance, investment, loan and guarantee company and to invest in acquire, subscribe, purchase, hold, sell, divest or otherwise deal in securities, shares, stocks, equity linked securities, debentures, debenture stock, bonds, commercial papers, acknowledgements, deposits, notes, obligations, futures, calls, derivatives, currencies and securities of any kind whatsoever, whether issued or guaranteed by any person, company, firm, body, trust, entity, government, state, dominion sovereign, ruler, commissioner, public body or authority, supreme, municipal, local or otherwise, whether in India or abroad. The Company will not carry on any activity as per Section 45 (1A) of RBI Act, 1934.*

2. *To carry on and undertake the business of financial services like financial restructuring / reorganization, investment counseling, portfolio management and all activities and facilities of every description including all those capable of being provided by bankers, stockbrokers, merchant-bankers, investment bankers, portfolio managers, trustees, agents, advisors, consultants, providing other financial or related services and to carry on the activities of hire purchase, leasing and to finance lease operations of all kinds, purchasing, selling, hiring or letting on hire all kinds of plant and machinery and equipment and to assist in financing of all and every kind and description of hire-purchase or deferred payment or similar transactions and to subsidize, finance or assist in subsidizing or financing the sale and maintenance of any goods, articles or commodities of all and every kind and description upon any terms whatsoever and to purchase or otherwise deal in all forms of movable property including plant and machinery, equipments, ships, aircrafts, automobiles,*

computers, and all consumer, commercial, medical and industrial items with or without security and to lease or otherwise deal with them including resale thereof, regardless of whether the property purchased and leased is new and/or used and from India or abroad.

3. *To carry on and undertake the business of acting as agent of any person, public or private sector enterprises, financial institutions, banks, central government and state governments and to do financial research, design and preparation of feasibility study reports, project reports and appraisal report in India and abroad.*

4. *To carry on, manage, supervise and control the business of telecommunication, infrastructure, telecommunication system, telecommunication network and telecommunication services of all kinds including and not limited to setting up telephone exchange, coaxial stations, telecommunication lines and cables of every form and description, transmission, emission, reception through various forms, maintaining and operating all types of telecommunication service and providing data programmes and data bases for telecommunication.*

17. The share capital structure of the Telecommunication Resulting Company as on August 31, 2005 is as under:

	Rupees
Authorized Capital	
Comprising 1,00,000 Equity Shares of Rs.5/- each	5,00,000
Issued, Subscribed and Paid-up	
Comprising 1,00,000 Equity Shares of Rs.5/- each	5,00,000

The equity shares of the Telecommunication Resulting Company are, at present, not listed on any Stock Exchanges.

18. Each of the Resulting Companies is, presently, a wholly owned subsidiary of the Applicant Company. After issue of shares by each Resulting Company in terms of Clause 12.1 of the Scheme of Arrangement, the Resulting Companies would cease to be subsidiaries of the Applicant Company.

19. Each of the several businesses carried on by the Applicant Company by itself and through its subsidiaries and affiliate companies and through strategic investments in other companies including Coal Based Energy Undertaking, Gas Based Energy Undertaking, Financial Services Undertaking and Telecommunication Undertaking have tremendous growth and profitability potential and are at a stage where they require focused leadership and management attention. The nature of risk and competition involved in each of these businesses is distinct from others and consequently each business or undertaking is capable of attracting a different set of investors, strategic partners, lenders and other stakeholders. There are also differences in the manner in which each of these businesses are required to be managed. In order to enable distinct focus of investors to invest in some of the key businesses and to lend greater focus to the operation of each of its diverse businesses, the Applicant Company proposes to re-organize and segregate by way of a demerger, its business and undertakings engaged in:

(i) Coal based power generation, distribution and transmission which comprises the Coal Based Energy Undertaking, and includes specifically all investments of the Applicant Company in Reliance Energy Limited (REL), Hirma Power Private Limited, Reliance Thermal Energy Private Limited, Jayamkondam Power Private Limited, Reliance Power Limited and other assets through which the Demerged Company carries on its business, activities and operations pertaining to coal based power, as described in Part 'A' of Schedule I to the Scheme of Arrangement.

(ii) Gas based power generation, distribution and transmission which comprises the Gas Based Energy Undertaking, and includes specifically all investments of the Applicant Company in Reliance Patalganga Power Limited and all assets through which the Applicant Company carries on its business activities and operations pertaining to gas based power as described in Part 'A' of Schedule II to the Scheme of Arrangement.

(iii) Financial services including insurance which comprises the Financial Services Undertaking, and includes specifically all investments of the Applicant Company in Reliance Capital Limited, Reliance Life Insurance Company Limited and Reliance General Insurance Company Limited and other assets through which the Applicant Company carries on its business, activities and operations pertaining to financial services business (including insurance), as described in Part 'A' of Schedule III to the Scheme of Arrangement.

(iv) Wireless & Wireline telecommunication services which comprises the Telecommunication Undertaking, and includes specifically all investments of the Applicant Company in Reliance Infocomm Limited, Reliance Communications Infrastructure Limited, Reliance Telecom Limited and World Tel Holdings Limited through which the Applicant Company carries on its business, activities and operations pertaining telecommunications, as described in Part 'A' of Schedule IV to the Scheme of Arrangement.

20. With a view to achieve greater management focus and keeping in mind the paramount and overall interest of the shareholders of the Applicant Company, the Board of Directors of the Applicant Company believe that Shri Anil D. Ambani, the erstwhile Vice Chairman and Managing Director of the Applicant Company, will provide such focussed management attention and leadership to the financial services, power and telecom businesses of the Applicant Company comprising the Demerged Undertakings, and Shri Mukesh D. Ambani, the Chairman and Managing Director of the Applicant Company, will continue to lead the other businesses, including petrochemicals, oil and gas exploration and production, refining and textiles and other businesses comprising the Remaining Undertaking.

Consistent with the above, the Board of Directors of the Applicant Company considered that a Scheme of Demerger would be the most appropriate methodology, as it is transparent and no shareholder suffers any detriment. Besides such a structure, unlocks value for the shareholders. Accordingly, pursuant to the proposed reorganisation and segregation by the Applicant Company in terms of the Scheme of Arrangement, the Applicant Company shall continue to be controlled and managed by Shri Mukesh D. Ambani and each of the Resulting Companies shall be controlled and managed by Shri Anil D. Ambani. Further, as an integral part of the demerger under the Scheme of Arrangement, the Applicant Company shall cause the Boards of Directors of each of the Resulting Companies to be reconstituted in such manner as is agreed between each Resulting Company and Shri Anil D. Ambani.

21. The demerger will also provide scope for independent collaboration and expansion without committing the existing organization in its entirety.

22. The Board of Directors of the Applicant Company are of the opinion that the demerger would benefit the shareholders, employees and other stakeholders of the Applicant Company.

23. It is therefore proposed that each of the Applicant Company's undertakings comprising its interests and strategic investments in (i) coal based power business; (ii) gas based power business; (iii) financial services business; and (iv) telecommunication business be segregated and demerged, pursuant to Scheme of Arrangement under Sections 391 to 394 of the Act, and transferred to separate companies for achieving independent focus in these areas. The Applicant Company will continue its

interests in the businesses of petrochemicals, refining, oil and gas exploration & production and textiles and other businesses and develop new areas in the economic development of the country.

24. With the aforesaid objective, each of the Resulting Companies is intended to give effect to the terms of the Scheme of Arrangement.

25. The demerger of the Coal Based Energy Undertaking, Gas Based Energy Undertaking, Financial Services Undertaking and Telecommunication Undertaking of the Applicant Company under the Scheme of Arrangement will be effected under the provisions of Sections 391 to 394 of the Act. The demerger complies with the provisions of Section 2(19AA) of the Income Tax Act, 1961, such that:

(i) All the properties of the Demerged Undertakings being transferred by the Applicant Company immediately before the demerger become the properties of the respective Resulting Companies by virtue of the demerger;

(ii) All the liabilities relatable to the Demerged Undertakings being transferred by the Applicant Company, immediately before the demerger become the liabilities of the respective Resulting Companies by virtue of the demerger;

(iii) The properties and the liabilities, if any, relatable to the Demerged Undertakings being transferred by the Applicant Company are transferred to the respective Resulting Companies at the values appearing in the books of account of the Applicant Company immediately before the demerger;

(iv) Each of the Resulting Companies issues shares to the shareholders of the Applicant Company (except certain Specified Shareholders, as defined hereinafter) in consideration of the demerger on a proportionate basis;

(v) All shareholders of the Applicant Company (except certain Specified Shareholders, as defined hereinafter) shall become the shareholders of each of the Resulting Companies by virtue of the demerger; and

(vi) The transfer of the Demerged Undertakings will be on a going concern basis.

26. Both the Applicant Company and its wholly owned subsidiary, Reliance Industrial Investments and Holdings Limited ("RIIHL") had held shares in the erstwhile Reliance Petroleum Limited ("RPL"). Upon the amalgamation of RPL with the Applicant Company, the shares of the Applicant Company to be issued against the shares held by RIIHL in RPL were allotted to the Trustees of the Petroleum Trust (a private trust, whose sole beneficiary is RIIHL, which is a wholly owned subsidiary of the Applicant Company) and they hold approximately 7.5% of the paid up capital of the Applicant Company. Likewise Reliance Polyolefins Private Limited, Reliance Aromatics and Petrochemicals Private Limited, Reliance Energy and Project Development Private Limited, and Reliance Chemicals Private Limited were issued shares of the Applicant Company against their shareholding in RPL which was funded by the Applicant Company for the economic benefit of the shareholders of the Applicant Company and they hold approximately 4.7% of the paid up capital of the Applicant Company. The Trustees of the Petroleum Trust and the aforesaid four companies (viz. Reliance Polyolefins Private Limited, Reliance Aromatics and Petrochemicals Private Limited, Reliance Energy and Project Development Private Limited, and Reliance Chemicals Private Limited) are collectively defined as the "Specified Shareholders" in the Scheme of Arrangement. The economic benefits of shares of the Applicant Company held by the Petroleum Trust and by the aforesaid four companies have been for the benefit of the Applicant Company's shareholders. The intent of the said Trustees and the Board of Directors of the said four Companies is to enable the Applicant Company's shareholders to directly benefit from the shares of the Applicant Company held by the said Specified Shareholders. In furtherance of such intent and in order to ensure that the demerger of the four undertakings of the Applicant Company is effectively achieved, the Specified Shareholders have communicated to the Applicant Company that no shares of the Resulting Companies be issued to them. Consequently, the Scheme of Arrangement provides that the shares of the Resulting Companies would not be issued to the Specified Shareholders. Though no additional shares of the Resulting Companies would be required to be issued to the shareholders of the Applicant Company as a result of the decision by the Specified Shareholders not to take up their entitlement, the proportionate value of the Shares of each Resulting Company issued and allotted to each shareholder of the Applicant Company (other than the Specified Shareholders) would have an enhanced value.

27. The salient features of the Scheme of Arrangement are;-

(i) "Effective Date" has been defined in the Scheme of Arrangement to mean the last of the dates on which the conditions and matters referred to in Clause 23.1 of the Scheme of Arrangement occur or have been fulfilled or waived and the Order of the High Court sanctioning the Scheme of Arrangement is filed with the Registrar of Companies by the Demerged Company and each of the Resulting Companies.

(ii) "Demerged Undertakings" has been defined in the Scheme of Arrangement to mean collectively, the Coal Based Energy Undertaking, the Gas Based Energy Undertaking, the Financial Services Undertaking, and the Telecommunication Undertaking as more particularly described in Schedules I to IV of the Scheme of Arrangement, and the term "Demerged Undertaking" means any of the Demerged Undertakings, as the context may require.

(iii) The Scheme of Arrangement provides that the Appointed Date shall be 1st September 2005 or such other date as may be approved by the High Court.

(iv) "Remaining Undertaking" has been defined in the Scheme of Arrangement to mean all the undertakings, businesses, activities and operations of the Demerged Company other than those comprised in the Demerged Undertakings;

(v) "Resulting Companies" has been defined in the Scheme of Arrangement to mean collectively, the Coal Based Energy Resulting Company, the Gas Based Energy Resulting Company, the Financial Services Resulting Company, the Telecommunication Resulting Company and the term "Resulting Company" means any of the Resulting Companies, as the context may require;

(vi) "Specified Shareholders" has been defined in the Scheme of Arrangement to mean collectively (i) the Trustees of the Petroleum Trust, a private trust constituted under the Trust Deed dated 2nd May 2002, whose sole beneficiary is RIIHL, (ii) Reliance Aromatics and Petrochemicals Private Limited, (iii) Reliance Energy and Project Development Private Limited (iv) Reliance Chemicals Private Limited and (v) Reliance Polyolefins Private Limited;

(vii) The Scheme of Arrangement provides that though it shall become effective from the Effective Date, the provisions of the Scheme of Arrangement shall be applicable and come into operation from the Appointed Date.

(viii) Part II of the Scheme of Arrangement sets out provisions in relation to the Demerger and envisages that:

(a) Upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to the provisions of the Scheme, each of the Demerged Undertakings shall, pursuant to the provisions of Sections 391 to 394 of the Act, without any further

act, deed matter or thing, be and stand transferred to and vested in and shall be deemed to be transferred to and vested in the respective Resulting Companies on a going concern basis such that all the properties, assets, rights, claims, title, interest, authorities and liabilities comprised in the concerned Demerged Undertaking immediately before the demerger shall become that of the relevant Resulting Company by virtue of and in the manner provided in the Scheme.

(b) All assets or investments, right, title or interest acquired by the Demerged Company after the Appointed Date but prior to the Effective Date in relation to the Demerged Undertakings shall also, without any further act, instrument or deed, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the relevant Resulting Company upon the coming into effect of the Scheme pursuant to the provisions of Sections 391 to 394 of the Act, provided however that no onerous asset shall have been acquired by the Demerged Company in relation to any Demerged Undertaking after the Appointed Date without the prior written consent of the relevant Resulting Company.

(c) Upon the coming into effect of the Scheme, all contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature in relation to the Demerged Undertaking to which the Demerged Company is a party or to the benefit of which it may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect on or against or in favour of, as the case may be, the relevant Resulting Company.

(d) Upon the coming into effect of the Scheme, all consents, permissions, licenses, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Demerged Company in relation to the Demerged Undertaking shall stand transferred to the relevant Resulting Company and such Resulting Company shall be bound by the terms thereof.

(e) In relation to any assets or instruments of any of the Demerged Undertakings which the Demerged Company owns or to which the Demerged Company is a party and which cannot be transferred to the relevant Resulting Company for any reason whatsoever, the same shall be held in trust by the Demerged Company for the benefit of the relevant Resulting Company till such transfer, insofar as it is permissible so to do, till such time as the transfer is effected.

(f) Upon the coming into effect of the Scheme, all debts, liabilities, loans raised and used, liabilities and obligations incurred, duties or obligations of any kind, nature or description (including contingent liabilities) of the Demerged Company (as on the Appointed Date) and relating to the Demerged Undertakings specified in Part B of Schedules I, II, III and IV of the Scheme shall, without any further act or deed, be demerged from the Demerged Company and be transferred to and be deemed to be transferred to the relevant Resulting Company to the extent that they are outstanding as on the Effective Date and on the same terms and conditions as applicable to the Demerged Company.

(g) The Scheme provides that if any of the debts, liabilities, loans raised and used, liabilities and obligations incurred, duties and obligations of the Demerged Company as on the Appointed Date deemed to be transferred to any of the Resulting Companies have been discharged by the Demerged Company after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to have been for and on account of the relevant Resulting Company.

(h) All loans raised and used and all liabilities and obligations incurred by the Demerged Company along with any charge, encumbrance, lien or security thereon, for the operations of any Demerged Undertaking after the Appointed Date and prior to the Effective Date, shall be deemed to have been raised, used or incurred for and on behalf of the relevant Resulting Company in which such Demerged Undertaking shall vest in terms of the Scheme and to the extent they are outstanding on the Effective Date, shall be transferred to the relevant Resulting Company. This is subject to the condition that no debts, liabilities, loans raised and used, liabilities and obligations incurred, dues and obligations shall have been assumed by the Demerged Company in relation to any Demerged Undertaking after the Appointed Date without the prior written consent of the relevant Resulting Company.

(i) The Scheme also makes provision for the transfer of all debentures, bonds or other debt securities, if any, of the Demerged Company relating to the liabilities comprised in the Demerged Undertakings, whether convertible into equity or otherwise, to the relevant Resulting Company.

(j) In so far as any Encumbrances over the assets comprised in the Demerged Undertakings are security for liabilities of the Remaining Undertaking retained with the Demerged Company, the same shall, on the Effective Date, without any further act, instrument or deed be modified to the extent that they shall stand released and discharged from the obligations and security relating to the same and the Encumbrances shall only extend to and continue to operate against the assets retained with the Demerged Company.

(k) Upon the coming into effect of the Scheme, each of the Resulting Companies shall indemnify the Demerged Company in relation to any claim, at any time, against the Demerged Company in respect of the liabilities which have been transferred to it.

(l) The Scheme requires that, with effect from the Appointed Date and up to and including the Effective Date subject to the provisions of the Scheme, the Demerged Company shall be deemed to have been carrying on and to be carrying on all business and activities relating to the Demerged Undertaking for and on account of, and in trust for, the relevant Resulting Company.

(m) All profits and income accruing or arising to the Demerged Company, or losses and expenditure arising or incurred by it (including the effect of taxes if any thereon), relating to the Demerged Undertaking based on the audited accounts of the Demerged Company shall for all purposes, be treated as the profits or income or losses or expenditure, as the case may be, of the respective Resulting Company.

(n) The Scheme also requires that any of the rights, powers, authorities, privileges, obligations, duties and commitments attached, related or pertaining to the Demerged Undertakings exercised or undertaken by the Demerged Company shall be deemed to have been exercised or undertaken by the Demerged

Company for and on behalf of, and in trust for and as an agent of the respective Resulting Companies.

(o) The Scheme provides that with effect from the Appointed Date and until the Effective Date, the Demerged Company will preserve and carry on the business of each of the Demerged Undertakings with reasonable diligence and business prudence and shall not undertake financial commitments or sell, transfer, alienate, charge, mortgage, or encumber any of the Demerged Undertakings or any part thereof save and except if the same is in its ordinary course of business as carried on by it as on the date of filing the Scheme with the High Court; or if the same is expressly permitted by the Scheme; or if the prior written consent of the Board of Directors of the relevant Resulting Company has been obtained.

(p) Provisions have also been made in the Scheme for transfer of all employees, consultants and advisors other than those specifically mentioned in clause (q) below, of the Demerged Company engaged in or in relation to the Demerged Undertaking as on the Effective Date to the Resulting Company on terms and conditions not less favourable than those on which they are engaged in the Demerged Undertaking and without any interruption of service. The Scheme also provides for the transfer of pension funds, gratuity funds, superannuation funds, provident funds and such other funds in relation to such employees to the relevant Resulting Company.

(q) All employees, consultants and advisors employed or engaged on part time basis by the Demerged Company in relation to the businesses of the Demerged Undertakings shall, at the option of the Resulting Companies, be made available to the relevant Resulting Companies in relation to the Demerged Undertakings, at no additional cost for a period of 12 (twelve) months from the Effective Date or such earlier date as the Resulting Companies may deem proper or necessary, to provide the same services and advice as they were rendering to the Demerged Company.

(ix) The Scheme also makes provisions in relation to the Remaining Undertaking, and provides that the all the assets, liabilities and obligations pertaining thereto shall continue to belong to and be vested in and be managed by the Demerged Company, subject only to Clause 4.3.3 of the proposed Scheme which is in relation to Encumbrances in favour of banks, financial institutions and trustees for the debenture-holders. The Scheme also provides for the continuance of legal, taxation and other proceedings by or against the Demerged Company in relation to the Remaining Undertaking.

(x) After the Scheme takes effect, in consideration of the demerger including the transfer and vesting of each of the Demerged Undertakings in the Resulting Companies pursuant to Part II of the Scheme, each of the Resulting Companies shall, without any further act or deed, issue and allot to each eligible member of the Demerged Company (except the Specified Shareholders) whose name is recorded in the register of members of the Demerged Company on the Record Date equity shares in the respective Resulting Company in the following ratios:

1. In the case of the Coal Based Energy Resulting Company, in the ratio of 1 (one) equity share in the Resulting Company of Rs.10/- (Rupees ten) each credited as fully paid-up for every 1 (one) equity share of Rs.10/- each fully paid-up held by such member or his/her/its heirs, executors, administrators or successors in the Demerged Company.

2. In the case of the Gas Based Energy Resulting Company, in the ratio of 1 (one) equity share in the Resulting Company of Rs.5/- (Rupees five) each credited as fully paid-up for every 1 (one) equity share of Rs.10/- each fully paid-up held by such member or his/her/its heirs, executors, administrators or successors in the Demerged Company.

3. In the case of the Financial Services Resulting Company, in the ratio of 1 (one) equity share in the Financial Services Resulting Company of Rs.10/- (Rupees ten) each credited as fully paid-up for every 1 (one) equity share of Rs.10/- each fully paid-up held by such member or his/her/its heirs, executors, administrators or successors in the Demerged Company.

4. In the case of the Telecommunication Resulting Company, in the ratio of 1 (one) equity share in the Resulting Company of Rs.5/- (Rupees five) each credited as fully paid-up for every 1 (one) equity share of Rs.10/- each fully paid-up held by such member or his/her/its heirs, executors, administrators or successors in the Demerged Company.

(xi) The Scheme of Arrangement provides that each of the Resulting Companies may, on or before expiry of 150 (One hundred and fifty) days from the Record Date, in consultation with the Depository for the GDR holders of the Demerged Company and by entering into appropriate agreements with the said Depository or any other Depository (appointed by the Resulting Companies) for the issuance of GDRs, (whether listed or otherwise), instruct such Depository to issue GDRs of the Resulting Companies, or any of them, to the holders of GDRs of the Demerged Company which shall be irrevocably put in motion within the said period. In the event that the Resulting Companies have not had such GDRs issued as aforesaid, the Bank of New York as the Depository for the Demerged Company shall, without reference to the Resulting Companies, sell the shares of the Resulting Companies in the open domestic market and distribute the net sale proceeds to such GDR holders on a proportionate basis. Notwithstanding anything contained above, any holder of GDRs of the Demerged Company may at anytime after the Record Date, but prior to the issuance of GDRs by a Resulting Company, instruct the Depository to transfer the underlying shares of such Resulting Company to such GDR holder. In such case, the relevant Resulting Company shall obtain such permissions as may be necessary.

(xii) The Scheme also provides that the holders of GDRs of the Demerged Company who wish to directly receive shares of the Resulting Companies may surrender the GDRs of the Demerged Company held by them before the Record Date in exchange for shares of the Demerged Company. Such GDR holders holding shares of the Demerged Company on the Record Date shall then be entitled to receive shares of Resulting Companies in accordance with the Share Entitlement Ratio specified in the Scheme of Arrangement.

(xiii) The Scheme also provides certain other provisions applicable to issue of shares which include issue of shares by each of the Resulting Companies in dematerialized form, pending share transfers, listing of the shares, obtaining approval for issue of shares from relevant authorities, shares kept in abeyance and cost of acquisition of the shares of the Resulting Companies in the hands of shareholders of the Demerged Company. The Scheme also provides for the increase of share capital of the Resulting Companies, and provides for revised capital clauses in the Memorandum and Articles of Association of the Resulting Companies.

(xiv) The new equity shares issued and allotted by the Resulting Companies in terms of the Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Resulting Companies and shall inter se rank pari passu in all respects.

(xv) Unless otherwise determined by the Board of Directors or any committee thereof of the Demerged Company and the Board of Directors or any committee thereof of the relevant Resulting Company, issuance of equity shares in terms of Clause 12.1 of the Scheme shall be done to the eligible members of the Demerged Company within 45 days from the Effective Date.

(xvi) The Scheme also contains provisions regarding accounting treatment in the books of the Demerged Company as also the Resulting Companies.

(xvii) The Scheme provides that at any time after the Record Date, the Applicant Company shall cause the Board of Directors of each of the Resulting Companies to be reconstituted in such manner as is agreed between each Resulting Company and Shri Anil D. Ambani and thereupon each of the Resulting Companies shall be controlled and managed by Shri Anil D. Ambani. The Demerged Company constituting the Remaining Undertaking shall continue to be controlled and managed by Shri Mukesh D. Ambani.

(xviii) The Scheme also clarifies that the Demerged Company and each Resulting Company shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders in respect of the accounting period after the Appointed Date and prior to the Effective Date, provided that the shareholders of the Demerged Company shall not be entitled to dividend, if any, declared and paid by a Resulting Company to its shareholders for the accounting period prior to the Appointed Date.

(xix) The holders of the shares of the Demerged Company and the Resulting Companies shall, save as expressly provided otherwise in the Scheme, continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividends.

(xx) The Scheme provides that the Resulting Companies will have the right to use the "Reliance" brand and logo and suitable agreements will be entered into in this regard. Further, suitable arrangements would also be entered into in relation to (i) non-competition in relation to the businesses of the Demerged Undertakings and the Remaining Undertaking; (ii) supply of gas for power projects of Reliance Patalganga Power Limited and REL with the Gas Based Energy Resulting Company; and (iii) Transfer of leasehold rights of the Applicant Company to the relevant Resulting Company with respect to the relevant Demerged Undertaking.

(xxi) The Scheme provides certain powers to the Demerged Company (by its Board of Directors) and each of the Resulting Companies (by its Board of Directors) to assent to any or modification or amendments or additions to the Scheme which the Court approves or imposes and which they may in their discretion accept. The Scheme further empowers the Demerged Company (by its Board of Directors) and each of the Resulting Companies (by its Board of Directors), to settle any question or difficulty arising under the Scheme to review the position relating to the satisfaction of various conditions of the Scheme and if necessary, to waive any of those conditions.

(xxii) The Scheme is conditional upon and subject to:

1. The Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors (where applicable) of the Demerged Company and the Resulting Companies as required under the Act and the requisite orders of the High Court referred to in Clause 21 of the Scheme being obtained;

2. The requisite sanctions and approvals including but not limited to in-principle approvals, sanctions of any Governmental Authority, as may be required by law in respect of the Scheme being obtained; and

3. The certified copies of the orders of the High Court sanctioning the Scheme being filed with the Registrar of Companies, Maharashtra.

(xxiii) The Scheme further provides that in the event of the Scheme failing to take effect within 12 months of first filing in High Court or such later date as may be agreed by the respective Boards of Directors of the Demerged Company and the Resulting Companies, the Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter-se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or shall bear costs, charges and expenses as may be mutually agreed.

(xxiv) The Scheme also provides that in the event of non fulfillment of any or all obligations under the Scheme by any party towards any other party, inter-se or to third parties, the non performance of which will place any other party under any obligation, then the defaulting party will indemnify all costs and interest to such other affected party.

(xxv) As regards costs, the Scheme provides that all costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to the Scheme or the implementation thereof shall be borne and paid for by the Demerged Company.

Members are requested to read the entire text of the Scheme of Arrangement to get fully acquainted with the provisions thereof.

28. The financial position of the Applicant Company will not be adversely affected by the Scheme of Arrangement. The financial position of the Applicant Company will continue to remain strong and it will be able to meet and pay its debts as and when they arise.

29. The rights and interests of the members and the creditors of the Applicant Company and the Resulting Companies will not be prejudicially affected by the Scheme.

30. The Scheme of Arrangement was approved by the Board of Directors of both the Applicant Company and the Resulting Companies on 5th of August 2005 and on 11th of August 2005 respectively.

31. The Applicant Company has received no objection letters from the Bombay Stock Exchange, the National Stock Exchange and the Calcutta Stock Exchange for filing the Scheme with the Bombay High Court.

32. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 and 250A of the Act.

33. On the Scheme of Arrangement being approved as per the requirements of Section 391 of the Act, the Applicant Company and the Resulting Companies will seek the sanction of the Hon'ble Bombay High Court to the Scheme.

34. The directors of each of the Applicant Company and the Resulting Companies may be deemed to be concerned and/or interested in the Scheme only to the extent of their shareholding in the Companies, or to the extent the said directors are common directors in the Companies, or to the extent the said directors are the partners, directors, members of the companies, firms,

association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the companies or to the extent they may be allotted shares in the Resulting Companies as a result of the Scheme of Arrangement. Shri Mukesh D. Ambani and Shri Anil D. Ambani may be regarded as interested in the Scheme to the extent set out therein, including specifically their interest in the control and management of the Demerged Company and the Resulting Companies respectively.

35. (a) The respective shareholding (singly or jointly) of Directors of the Applicant Company in the Applicant Company is as under :-

Sr. No.	Name of Director of the Applicant Company	Number of Shares held in the Applicant Company as on 14th September 2005
1.	Mukesh D. Ambani	18,57,923
2.	Nikhil R. Meswani	1,21,174
3.	Hital R. Meswani	87,930
4.	H.S. Kohli	1,155
5.	Ramniklal H. Ambani	2,06,523
6.	Mansingh L. Bhakta	1,40,000
7.	Yogendra P. Trivedi	11,500
8.	D.V. Kapur	6,772
9.	M.P. Modi	562
10.	S. Venkitaramanan	-
11.	Prof. Ashok Misra	174
12.	Dipak C. Jain	-

Note: None of the directors of the Applicant Company holds any shares in any of the Resulting Companies.

(b) The respective shareholding (singly or jointly) of Directors of the Resulting Companies in the Applicant Company is as under:

Sr. No.	Name of Director of the Resulting Companies	Number of Shares held in the Applicant Company as on 14th September 2005
1.	Sandeep Tandon	36,009
2.	L. V. Merchant	90
3.	Satish Seth	-
4.	Amitabh Jhunjhunwala	-
5.	Gautam Doshi	366
6.	J. P. Chalasani	-

(c) Shri L. V. Merchant, Director of the Resulting Companies, jointly with the Applicant Company, holds 1 (one) equity share in each of the Resulting Companies. None of the other Directors of the Resulting Companies holds any shares in any of the Resulting Companies.

36. The following documents will be open for inspection by the shareholders of Applicant Company up to one day prior to the date of the Meeting at its Registered Office between 11:00 a.m. and 1:00 p.m. on all working days, except Saturday:

(a) Certified copy of the Order of the Hon'ble Bombay High Court dated 16th day of September, 2005, in the above Company Application directing the convening of the meeting;

(b) Copies of the Memorandum and Articles of Association of the Applicant Company and the Resulting Companies;

(c) Audited Balance Sheet and Profit and Loss Account of the Applicant Company and the Resulting Companies for the financial year ended 31st March, 2005;

(d) Copies of the no objection letters dated 9th September, 2005, 9th September, 2005 and 12th September, 2005 received respectively from the Bombay Stock Exchange Limited, the National Stock Exchange of India Limited and the Calcutta Stock Exchange Association Limited.

(e) Copy of the Annual Report of the Applicant Company for the financial year ended March 31, 2005.

M. L. Pendse

Justice M. L. Pendse (Retd.)
Chairman appointed for the meeting.

Dated this 16th day of September, 2005.

Registered Office:
3rd Floor, Maker Chambers IV,
222, Nariman Point, Mumbai - 400 021,
Maharashtra.

SCHEME OF ARRANGEMENT

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

BETWEEN

Reliance Industries Limited
Demerged Company
(Transferor Company)

AND

Reliance Energy Ventures Limited
Coal Based Energy Resulting Company
(1st Transferee Company)

AND

Global Fuel Management Services Limited
Gas Based Energy Resulting Company
(2nd Transferee Company)

AND

Reliance Capital Ventures Limited
Financial Services Resulting Company
(3rd Transferee Company)

AND

Reliance Communication Ventures Limited
Telecommunication Resulting Company
(4th Transferee Company)

AND

their respective shareholders and creditors

PREAMBLE

A. Description of Companies:

(a) The Reliance group, which comprises the Demerged Company (Transferor Company), viz. Reliance Industries Limited ("RIL") its subsidiaries and other affiliate companies is one of the largest business groups in India, and RIL, the flagship company of the group, is one of India's largest private sector industrial enterprises. Over the years, RIL embarked on a process of vertical integration and at the same time ventured into new areas of business.

(b) RIL was originally engaged in trading of yarn and subsequently, expanded into manufacturing and trading of textiles at its unit at Naroda, District Ahmedabad in the State of Gujarat. RIL ranks amongst the world's top 10 producers for almost all its major products. RIL's strategy has been to build leading market shares in the domestic market, pursue selective export opportunities, implement vertical integration, access leading technologies, achieve economies of scale, focus on financial management and invest in infrastructure projects. RIL has undertaken expansion, diversification and restructuring of its business by various routes including promoting new companies, investing in equity of companies, supplying equipment and manpower and acquiring rights and assuming liabilities in new ventures in order to ensure greater shareholder value.

(c) To achieve its aforesaid objectives of vertical integration, expansion and diversification, RIL set up plants at Patalganga for manufacture of polyester, fibre intermediates, and petrochemicals, followed by plants at Hazira for manufacture of petrochemicals through Reliance Petrochemicals Limited ("RPCL") and for manufacture of polymers through Reliance Polyethylene Limited ("RPEL") and Reliance Polypropylene Limited ("RPPL"). RIL also set up one of the largest greenfield refineries at Jamnagar in the State of Gujarat through Reliance Petroleum Limited ("RPL") for manufacture of petroleum products. With a view to enhance shareholder value RPCL, RPPL, RPEL and RPL were amalgamated with RIL in stages to make RIL a vibrant and economically strong corporate entity.

(d) The growth of RIL enabled RIL to consider further backward integration and RIL successfully bid for offshore oil and gas fields and is engaged in oil and gas exploration and production at its oil and gas fields. RIL has been successful in locating gas fields capable of commercial exploration and is in the process of developing the same with a view to commencing the production and sale of gas.

(e) RIL's operations capture value addition at every stage, from the production of crude oil and gas to polyester, polymers and chemical products, and finally to the production of textiles. RIL consolidated its strengths in the petrochemicals business by acquiring, through Reliance Petroinvestments Limited, from Government of India, a substantial stake in Indian Petrochemicals Corporation Limited ("IPCL").

(f) In order to maximize shareholder value, RIL decided to expand into financial services business and into the business of telecommunications as also to participate in the ongoing process of consolidation in the energy sector in the country, as follows:

(i) RIL's business vision clearly included its foray into the power sector, which is an important constituent of the energy sector and has tremendous synergy with the hydrocarbon sector in which RIL is one of the leading players. RIL acquired considerable experience in the energy sector by setting up captive power projects for all its manufacturing and production plants. RIL commenced its external foray in the power sector by planning to set up power plants in Jamnagar, Gujarat (Reliance Power), Orissa (Hirma Power) and Tamil Nadu (Jayamkondam Power). RIL appointed a dedicated team of executives drawn in house and from the power industry for undertaking the work of development of these projects. In pursuance of its foray in the power sector, RIL decided to make a strategic investment in Reliance Energy Limited ("REL") (formerly BSES Limited), which is engaged in the generation of coal based power at Dahanu, Maharashtra and also in the business of transmission and distribution of power to consumers in Mumbai, Delhi, Orissa, Goa, etc. In view of the established power generation capacity and network of transmissions and distribution lines of REL, RIL decided that the investment in REL would be more prudent in a business sense, than the setting up of a greenfield project by itself, and accordingly, RIL acquired an equity shareholding and management control of REL. The strategic investment in the equity shares of REL was made by RIL directly as well as through its wholly owned subsidiary, Reliance Power Ventures Limited ("RPVL"). RIL made two open offers to acquire further shares of REL under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. The first open offer was made in May, 2000 and the second open offer was made in December, 2002. RIL ultimately acquired management control of REL after the second open offer was concluded in March, 2003. RIL is the single largest shareholder of REL. After acquiring the business of REL, RIL consolidated its power business in REL by bringing its future power projects under REL's fold and also assigning its dedicated team of executives working on power projects to REL. RIL has powers to nominate or appoint majority directors on the Board of REL as per Articles of Association of REL. The management and employees of RIL have been actively involved in overseeing and monitoring the various aspects of the business of REL. The name of the company

(viz. REL) which was undertaking the energy business was altered from BSES Limited to Reliance Energy Limited i.e. REL and the "Reliance" name and logo as well as the brand equity of "Reliance" has been used to support and promote the said power business. The abovementioned businesses as an integrated whole (other than captive power projects for RIL's manufacturing plants), constitute the Coal Based Energy Undertaking of RIL.

(ii) RIL's foray into the power business got a great boost with the discovery of gas in its exploration blocks on the eastern coast of India. This facilitated RIL to expand its activities in the gas based energy business where gas could be used as a primary fuel. This allows integration of the gas to power value chain and enables exploiting of the synergies therein. Consequently, REL has announced setting up of gas based power generation projects in India. RIL proposes to use part of its gas discoveries for the generation of power for which purpose an appropriate gas supply arrangement will be entered into between RIL and Global Fuel Management Services Limited, pursuant to which gas will be supplied to REL for their power projects, including Reliance Patalganga Power Limited, for the generation of power. The above mentioned business of supply of gas to REL for their power projects including Reliance Patalganga Power Limited, for generation of power as an integrated whole, constitute the Gas Based Energy Undertaking of RIL.

(iii) RIL made its foray into the financial services business by promoting and setting up a new company, namely, Reliance Capital Limited (formerly known as Reliance Capital and Finance Trust Limited) (hereinafter referred to as "RCL") to carry on business activities in traditional finance areas of leasing, merchant banking, etc. RIL expanded its financial business into stock broking and trading by causing RCL to set up a subsidiary (known as Reliance Share and Stock Brokers Private Limited) to carry on the business of stock broking and trading in 1994. During the financial year 1995-96, RIL made a foray into the mutual fund business through RCL by sponsoring a mutual fund (viz. Reliance Mutual Fund) and by setting up an asset management company and trustee company for the purposes of carrying on mutual fund activities. As a part of its foray in the financial services business, RIL set up Reliance Life Insurance Company Limited ("Reliance Life") and Reliance General Insurance Company Limited ("Reliance General") for undertaking life and general insurance business respectively. At the time of promotion, RIL had provided various assurances and undertakings to concerned authorities based on which licenses have been issued. Subsequently, RIL transferred its shareholding to the extent of 75% in these companies to RCL. While the business of Reliance General has made significant progress, the business in Reliance Life has yet to start. The "Reliance" name and logo as well as the brand equity of "Reliance" were used to establish and promote various financial products launched as part of the mutual fund business and the general insurance business. Further, RIL provided the necessary infrastructure, support, expertise and experience available with it to ensure that the financial services business progressed smoothly in the nascent stage. RIL provided the initial funds required for setting up the aforesaid financial services business and the management of RIL was actively involved in the process of setting up as well as overseeing and monitoring the various aspects of its financial services business. The respective businesses were promoted in separate companies from the point of view of providing better visibility and maximizing shareholder value as well as to provide autonomy in the day-to-day functioning of the businesses. The abovementioned businesses as an integrated whole, constitute the Financial Services Undertaking of RIL.

(iv) RIL also ventured into the business of providing telecommunication services, once the Indian telecommunication sector was opened up by the Government to private sector participation. The business of telecommunication services provided an excellent business opportunity to RIL in view of the tremendous potential for growth of the business both domestically as well as in overseas markets. RIL promoted Reliance Telecom Limited ("RTL") for providing cellular mobile telephone services using the GSM technology in East and North-East India and basic telephone services in the State of Gujarat. RIL subsequently promoted Reliance Communications Infrastructure Limited ("RCIL") for setting up the backbone infrastructure required for its telecom operations and simultaneously also promoted and set up Reliance Infocomm Limited ("RIC") for providing wireless services based on CDMA technology, wireline telecommunication services and broadband services in various parts of India. The "Reliance" name and logo as well as the brand equity of "Reliance" were used to establish and promote various telecom services launched by RTL, RCIL and RIC. Further, RIL provided the necessary manpower, infrastructure support, expertise and experience by assigning teams of employees to oversee the launch of its telecom services by RTL, RCIL and RIC and ensure that its telecom business progressed smoothly in the nascent stage. The support of RIL's countrywide dealer network was solicited to effectively market the telecom services. All these projects were supported by RIL initially by providing guarantees to DoT for obtaining licenses to provide such telecom services. The management of RIL was actively involved in the process of setting up as well as overseeing and monitoring the various aspects of the telecom services business. The various telecom services were promoted in separate companies from the point of view of meeting regulatory requirements, providing better visibility and maximizing shareholder value as well as to provide autonomy in the day-to-day functioning of the businesses. Apart from the above, RIL also provided several of its assets to the telecom business. In January 2004, in order to further strengthen its international telecommunication business, RIC acquired Bermuda based FLAG Telecom Group Limited which owns submarine cable systems in international waters. The abovementioned businesses carried on by RIL through RTL, RCIL and RIC, as an integrated whole, constitute the Telecommunication Undertaking of RIL.

(g) Based on the aforesaid, RIL's several businesses carried on by itself and through its subsidiaries and affiliate companies and through strategic investments in other companies can broadly be segregated into the following areas: (i) petrochemicals; (ii) refining; (iii) oil and gas; (iv) textiles; (v) coal based power generation; (vi) gas based power generation (vii) financial services business including insurance business; and (viii) telecommunications.

B. Rationale for the Scheme of Arrangement:

(a) Each of the several businesses carried on by RIL by itself and through its subsidiaries and affiliate companies and through strategic investments in other companies including Coal Based Energy Undertaking, Gas Based Energy Undertaking, Financial Services Undertaking and Telecommunication Undertaking have significant potential for growth. The nature of risk and competition involved in each of these businesses is distinct from others and consequently each business or undertaking is capable of attracting a different set of investors, strategic partners, lenders and other stakeholders. There are also differences in the manner in which each of these businesses are required to be managed. In order to enable distinct focus of investors to invest in some of the key businesses and to lend greater focus to the operation of each of its diverse businesses, RIL proposes to re-organize and segregate, by way of a demerger, its business and undertakings engaged in:

(i) Coal based power generation, distribution and transmission – Coal Based Energy Undertaking.

(ii) Gas based power generation, distribution and transmission – Gas Based Energy Undertaking

(iii) Financial services including insurance – Financial Services Undertaking.

(iv) Wireless & Wireline telecommunication services – Telecommunication Undertaking.

(b) Each of these businesses have tremendous growth and profitability potential and are at a stage where they require focused leadership and management attention. Hence, simultaneously, with the re-organisation and segregation of businesses, RIL also intends to re-organise the management of various businesses and undertakings to provide focused management attention and leadership required by the businesses which are to be segregated and demerged. In particular, Shri Anil D. Ambani, the erstwhile Vice Chairman & Managing Director of RIL would take responsibility for providing such focused management attention and leadership to the segregated and demerged businesses whereas Shri Mukesh D. Ambani, Chairman & Managing Director of RIL would continue to lead the businesses retained by RIL including, in particular petrochemicals, refining, oil and gas exploration and production, textiles and other businesses.

(c) It is believed that the proposed segregation will create enhanced value for shareholders and allow a focused strategy in operations, which would be in the best interest of RIL, its shareholders, creditors and all persons connected with RIL. The demerger proposed by this Scheme of Arrangement will enable investors to separately hold investments in businesses with different investment characteristics thereby enabling them to select investments which best suit their investment strategies and risk profiles.

(d) The demerger will also provide scope for independent collaboration and expansion without committing the existing organization in its entirety.

(e) With the aforesaid objective, it is proposed to demerge RIL's undertakings comprising RIL's interests and strategic investments in (i) coal based power business; (ii) gas based power business; (iii) financial services business including insurance, and (iv) telecommunications business from RIL's interests in the multi-location, vertically integrated, businesses in petrochemicals, refining, oil and gas and textiles and other businesses.

(f) The Board of Directors of the Demerged Company are of the opinion that the demerger would benefit the shareholders, employees and other stakeholders of the Demerged Company.

C. Purpose of the Scheme:

(a) It is therefore proposed that each of RIL's undertakings comprising RIL's interests and strategic investments in (i) coal based power business; (ii) gas based power business; (iii) financial services business; and (iv) telecommunication business be segregated and demerged, pursuant to a Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 and transferred to separate companies for achieving independent focus in these areas. RIL will continue its interests in the businesses of petrochemicals, refining, oil and gas exploration & production and textiles and develop new areas in the economic development of the country.

(b) With the aforesaid objective, each of the Resulting Companies is intended to give effect to the terms of this Scheme of Arrangement.

The Coal Based Energy Resulting Company (1st Transferee Company) has been incorporated with one of its main objects as:

"To carry on, manage, supervise and control the business of transmitting, manufacturing, supplying, generating, distributing and dealing in electricity and all forms of energy and power generated by any source whether nuclear, steam, hydro or tidal, water, wind, solar, hydrocarbon fuel or any other form, kind or description";

the Gas Based Energy Resulting Company (2nd Transferee Company) has been incorporated with one of its main objects as:

"To carry on, manage, supervise and control the business of transmitting, manufacturing, supplying, generating, distributing and dealing in electricity and all forms of energy and power generated by any source whether nuclear, steam, hydro or tidal, water, wind, solar, hydrocarbon fuel, natural gas or any other form, kind or description";

the Financial Services Resulting Company (3rd Transferee Company) has been incorporated with one of its main objects as:

"To carry on and undertake the business of finance, investment, loan and guarantee company and to invest in, acquire, subscribe, purchase, hold, sell, divest or otherwise deal in securities, shares, stocks, equity linked securities, debentures, debenture stock, bonds, commercial papers, acknowledgements, deposits, notes, obligations, futures, calls, derivatives, currencies and securities of any kind whatsoever, whether issued or guaranteed by any person, company, firm, body, trust, entity, government, state, dominion sovereign, ruler, commissioner, public body or authority, supreme, municipal, local or otherwise, whether in India or abroad and subject to such permissions and licenses as may be necessary, carry on, manage, supervise and control business of insurance (including general insurance and life insurance). The Company will not carry on any activity as per Section 45 IA of RBI Act, 1934";

and the Telecommunication Resulting Company (4th Transferee Company) has been incorporated with one of its main objects as:

"To carry on, manage, supervise and control the business of telecommunication, infrastructure, telecommunication system, telecommunication network and telecommunication services of all kinds including and not limited to setting up telephone exchange, coaxial stations, telecommunication lines and cables of every form and description, transmission, emission, reception through various forms, maintaining and operating all types of telecommunication service and providing data programmes and data bases for telecommunication".

(c) In furtherance of the aforesaid, this Scheme of Arrangement provides for:

(i) the demerger of the Coal Based Energy Undertaking (as defined hereinafter) from RIL to the Coal Based Energy Resulting Company;

(ii) the demerger of the Gas Based Energy Undertaking (as defined hereinafter) from RIL to the Gas Based Energy Resulting Company;

(iii) the demerger of the Financial Services Undertaking (as defined hereinafter) from RIL to the Financial Services Resulting Company;

(iv) the demerger of the Telecommunication Undertaking (as defined hereinafter) from RIL to the Telecommunication Resulting Company;

(v) various other matters consequential or otherwise integrally connected herewith, including the reorganization of the capital of RIL and the Resulting Companies;

(d) The demerger of the Coal Based Energy Undertaking, Gas Based Energy Undertaking, Financial Services Undertaking and Telecommunication Undertaking of RIL under this Scheme of Arrangement will be effected under the provisions of Sections 391 to 394 of the Companies Act, 1956. The demerger complies with the provisions of Section 2(19AA) of the Income Tax Act, 1961, such that:

(i) All the properties of the Demerged Undertakings (as defined hereinafter) being transferred by RIL immediately before the demerger become the properties of the respective Resulting Companies by virtue of the demerger;

(ii) All the liabilities relatable to the Demerged Undertakings being transferred by RIL, immediately before the demerger become the liabilities of the respective Resulting Companies by virtue of the demerger;

(iii) The properties and the liabilities, if any, relatable to the Demerged Undertakings being transferred by RIL are transferred to the respective Resulting Companies at the values appearing in the books of account of RIL immediately before the demerger;

(iv) Each of the Resulting Companies issue shares to the shareholders of RIL (except certain Specified Shareholders, as defined hereinafter) in consideration of the demerger on a proportionate basis;

(v) All shareholders of RIL (except certain Specified Shareholders, as defined hereinafter) shall become the shareholders of each of the Resulting Companies by virtue of the demerger; and

(vi) The transfer of the Demerged Undertakings will be on a going concern basis.

(e) Both RIL and its wholly owned subsidiary, Reliance Industrial Investments and Holdings Limited ("RIIHL") had held shares in the erstwhile RPL. Upon the amalgamation of RPL with RIL, the shares of RIL to be issued against the shares held by RIIHL in RPL were allotted to the Trustees of the Petroleum Trust (a private trust, whose sole beneficiary is RIIHL, which is a wholly owned subsidiary of RIL) and they hold approximately 7.5% of the paid up capital of RIL. Likewise Reliance Polyolefins Private Limited, Reliance Aromatics and Petrochemicals Private Limited, Reliance Energy and Project Development Private Limited, and Reliance Chemicals Private Limited were issued shares of RIL against their shareholding in RPL which was funded by RIL for the economic benefit of the shareholders of RIL and they hold approximately 4.7% of the paid up capital of RIL. The Trustees of the Petroleum Trust and the aforesaid four companies (viz. Reliance Polyolefins Private Limited, Reliance Aromatics and Petrochemicals Private Limited, Reliance Energy and Project Development Private Limited, and Reliance Chemicals Private Limited) are collectively defined as the "Specified Shareholders" in this Scheme. The economic benefits of shares of RIL held by Petroleum Trust and by the aforesaid four companies have been for the benefit of RIL's shareholders. The intent of the said Trustees and the Board of Directors of the said four Companies is to enable RIL's shareholders to directly benefit from the shares of RIL held by the said Specified Shareholders. In furtherance of such intent and in order to ensure that the demerger of the aforesaid four undertakings of RIL is effectively achieved, the Specified Shareholders have communicated to RIL that no shares of the Resulting Companies be issued to them. Consequently, the Scheme of Arrangement provides that the shares of the Resulting Companies would not be issued to the Specified Shareholders. Though no additional shares of the Resulting Companies would be required to be issued to the shareholders of RIL as a result of the decision by the Specified Shareholders not to take up their entitlement, the proportionate value of the Shares of each Resulting Company issued and allotted to each shareholder of RIL (other than the Specified Shareholders) would have an enhanced value.

D. Parts of the Scheme:

This Scheme of Arrangement is divided into the following parts:

(i) PART I which deals with the definitions and share capital of the Demerged Company and each of the Resulting Companies;

(ii) PART II which deals with the demerger of each of the Demerged Undertakings (as defined hereinafter) to the respective Resulting Companies;

(iii) PART III which deals with the Remaining Undertaking (as defined hereinafter) of the Demerged Company;

(iv) PART IV which deals with the re-organisation of capital of the Demerged Company and each of the Resulting Companies;

(v) PART V which deals with accounting treatment for the demerger in the books of the Demerged Company and each of the Resulting Companies;

(vi) PART VI which deals with general terms and conditions applicable to this Scheme of Arrangement.

PART I

DEFINITIONS AND SHARE CAPITAL

1. Definitions

In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meaning:

1.1. "Act" means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof, or amendment thereto, from time to time;

1.2. "Appointed Date" means 1st September 2005 or such other date as may be approved by the High Court;

1.3. "Coal Based Energy Resulting Company" means Reliance Energy Ventures Limited, having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.4. "Coal Based Energy Undertaking" as described in item (i) of sub-clause (f) of Clause A of the Preamble means the Demerged Company's undertaking, business, activities and operations pertaining to coal based power comprising all the assets (moveable and immoveable)and liabilities, which relate thereto or are necessary therefor and including specifically the following:

(i) All investments of the Demerged Company in Reliance Energy Limited, Hirma Power Private Limited, Reliance Thermal Energy Private Limited, Jayamkondam Power Private Limited, Reliance Power Limited and other assets through which the Demerged Company carries on its business, activities and operations pertaining to coal based power as described in Part 'A' of Schedule I hereto;

(ii) All the debts (whether secured or unsecured), liabilities (including contingent liabilities), duties and obligations of the Demerged Company of every kind, nature and description whatsoever and howsoever accruing or arising out of, and all loans and borrowings raised or incurred and utilized for its businesses, activities and operations pertaining to coal based power as described in Part 'B' of Schedule I hereto;

(iii) All agreements, rights, contracts, entitlements, permits, licences, approvals, consents, engagements, arrangements and all other privileges and benefits of every kind, nature and description whatsoever relating to the Demerged Company's business, activities and operations pertaining to coal based power;

(iv) All intellectual property rights, records, files, papers, data and documents relating to the Demerged Company's business, activities and operations pertaining to coal based power; and

(v) All employees engaged in or relating to the Demerged Company's business, activities and operations pertaining to coal based power.

1.5. "Court" or "High Court" means the High Court of Judicature at Bombay, and shall include the National Company Law Tribunal, if applicable;

1.6. "Demerged Undertakings" means collectively, the Coal Based Energy Undertaking, the Gas Based Energy Undertaking, the Financial Services Undertaking, and the Telecommunication Undertaking and the term "Demerged Undertaking" means any of the Demerged Undertakings, as the context may require.

1.7. "Demerged Company" or "RIL" means Reliance Industries Limited having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.8. "Effective Date" means the last of the dates on which the conditions and matters referred to in Clause 23.1 of this Scheme occur or have been fulfilled or waived and the Order of the High Court sanctioning the Scheme of Arrangement is filed with the Registrar of Companies by the Demerged Company and each of the Resulting Companies. References in this Scheme to the date of "coming into effect of this Scheme" or "effectiveness of this Scheme" shall mean the Effective Date.

1.9. "Financial Services Resulting Company" means Reliance Capital Ventures Limited, having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.10. "Financial Services Undertaking" as described in item (iii) of sub-clause (f) of Clause A of the Preamble means the Demerged Company's undertaking, business, activities and operations pertaining to financial services business (including insurance) comprising all the assets (moveable and immoveable) and liabilities, which relate thereto or are necessary therefor including specifically the following:

(i) All investments of the Demerged Company in Reliance Capital Limited, Reliance Life Insurance Company Limited and Reliance General Insurance Company Limited and other assets through which the Demerged Company carries on its business, activities and operations pertaining to financial services business (including insurance) as described in Part 'A' of Schedule III hereto;

(ii) All the debts (whether secured or unsecured), liabilities (including contingent liabilities), duties and obligations of the Demerged Company of every kind, nature and description whatsoever and howsoever accruing or arising out of , and all loans and borrowings raised or incurred and utilized for its businesses, activities and operations pertaining to financial services business (including insurance) as described in Part 'B' of Schedule III hereto;

(iii) All agreements, rights, contracts, entitlements, permits, licences, approvals, consents, engagements, arrangements and all other privileges and benefits of every kind, nature and description whatsoever relating to the Demerged Company's business, activities and operations pertaining to its financial services business (including insurance);

(iv) All intellectual property rights, records, files, papers, data and documents relating to the Demerged Company's business, activities and operations pertaining to its financial services business (including insurance); and

(v) All employees engaged in or relating to the Demerged Company's business, activities, and operations pertaining to financial services business (including insurance).

1.11. "Gas Based Energy Resulting Company" means Global Fuel Management Services Limited having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.12. "Gas Based Energy Undertaking" as described in item (ii) of sub-clause (f) of Clause A of the Preamble means the Demerged Company's undertaking, business, activities and operations pertaining to supply of gas for the generation of power by Reliance Patalganga Power Limited and REL for their power projects (hereinafter referred to as "Gas Based Power") and comprising all the assets (moveable and immoveable) and liabilities, which relate thereto or are necessary therefor and including specifically the following:

(i) All investments of the Demerged Company in Reliance Patalganga Power Limited and other assets through which the Demerged Company carries on its business, activities and operations pertaining to gas based power as described in Part 'A' of Schedule II hereto;

(ii) All the debts (whether secured or unsecured), liabilities (including contingent liabilities), duties and obligations of the Demerged Company of every kind, nature and description whatsoever and howsoever accruing or arising out of , and all loans and borrowings raised or incurred and utilized for its businesses, activities and operations pertaining to Gas Based Power as described in Part 'B' of Schedule II hereto;

(iii) All agreements, rights, contracts, entitlements, permits, licences, approvals, consents, engagements, arrangements and all other privileges and benefits of every kind, nature and description whatsoever relating to the Demerged Company's business, activities and operations pertaining to Gas Based Power;

(iv) All intellectual property rights, records, files, papers, data and documents relating to the Demerged Company's business, activities and operations pertaining to Gas Based Power; and

(v) All employees engaged in or relating to the Demerged Company's business, activities and operations pertaining to Gas Based Power.

1.13. "GDRs" means global depository receipts issued by a bank or a depository outside India representing underlying equity shares of an Indian company, pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and other applicable laws;

1.14. "Governmental Authority" means any applicable central, state or local government, legislative body, regulatory or administrative authority, agency or commission or any court, tribunal, board, bureau, instrumentality, judicial or arbitral body having jurisdiction over the territory of India;

1.15. "Hirma Power Private Limited" or "Hirma" means Hirma Power Private Limited, a company incorporated under the Companies Act, 1956 having its registered office at 969/2448, Bhimpur, Forest Park, Bhubaneshwar 751 001, a wholly owned subsidiary of RIL;

1.16. "Jayamkondam Power Private Limited" or "Jayamkondam" means Jayamkondam Power Private Limited, a company incorporated under the Companies Act, 1956 having its registered office at 'Kothari Buildings', No. 115, Mahatma Gandhi Road, Chennai 600 034 Tamilnadu, a wholly owned subsidiary of RIL;

1.17. "Record Date" means the date to be fixed by the Board of Directors of the Demerged Company in consultation with the respective Resulting Companies for the purpose of reckoning names of the equity shareholders of the Demerged Company, who shall be entitled to receive shares of each of the Resulting Companies upon coming into effect of this Scheme as specified in Clause 12.1 of this Scheme;

1.18. **"Reliance Aromatics and Petrochemicals Private Limited"** or **"RAPPL"** means Reliance Aromatics and Petrochemicals Private Limited, a company incorporated under the Companies Act, 1956, having its registered office at Avdesh House, 3rd Floor, Pritam Nagar, Ellisbridge, Ahmedabad 380 006;

1.19. **"Reliance Capital Limited"** or **"RCL"** means Reliance Capital Limited, a company incorporated under the Companies Act, 1956, having its registered office at Village Meghpar / Padana, Taluka Lalpur, Dist. Jamnagar-361 280, Gujarat;

1.20. **"Reliance Chemicals Private Limited"** or **"RCPL"** means Reliance Chemicals Private Limited, a company incorporated under the Companies Act, 1956, having its registered office at 3rd Floor, Maker Chambers IV, 222 Nariman Point, Mumbai 400 021;

1.21. **"Reliance Communications Infrastructure Limited"** or **"RCIL"** means Reliance Communications Infrastructure Limited, a company incorporated under the Companies Act, 1956, having its registered office at EO 1, Reliance Greens, Village Motikhavdi, P.O. Digvijaygram, Dist:Jamnagar – 361140 (Gujarat);

1.22. **"Reliance Energy and Project Development Private Limited"** or **"REPDPL"** means Reliance Energy and Project Development Private Limited, a company incorporated under the Companies Act, 1956, at Avdesh House, 3rd Floor, Pritam Nagar, Ellisbridge, Ahmedabad 380 006;

1.23. **"Reliance Energy Limited"** or **"REL"** means Reliance Energy Limited, a company incorporated under the Indian Companies Act, 1913, having its registered office at Reliance Energy Centre, Santa Cruz East, Mumbai 400 055;

1.24. **"Reliance General Insurance Limited"** or **"RGIL"** means Reliance General Insurance Limited, a company incorporated under the Companies Act, 1956, having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.25. **"Reliance Infocomm Limited"** or **"RIC"** means Reliance Infocomm Limited, a company incorporated under the Companies Act, 1956, having its registered office at EO 1, Reliance Greens, Village Motikhavdi, P.O. Digvijaygram, Dist. Jamnagar-361 140, Gujarat;

1.26. **"Reliance Industrial Investments and Holdings Limited"** or **"RIIHL"** means Reliance Industrial Investments and Holdings Limited, a company incorporated under the Companies Act, 1956, having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021, a wholly owned subsidiary of RIL;

1.27. **"Reliance Life Insurance Company Limited"** or **"RLIL"** means Reliance Life Insurance Company Limited, a company incorporated under the Companies Act, 1956, having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.28. **"Reliance Patalganga Power Limited"** or **"RPPL"** means Reliance Patalganga Power Limited, a company incorporated under the Companies Act, 1956 having its registered office at Shree Ram Mills Premises, 2nd Floor, Ganpatrao Kadam Marg, Worli, Mumbai 400 013, a wholly owned subsidiary of RIL;

1.29. **"Reliance Polyolefins Private Limited"** or **"RPOPL"** means Reliance Polyolefins Private Limited, a company incorporated under the Companies Act, 1956, having its registered office at 3rd Floor, Maker Chambers IV, 222 Nariman Point, Mumbai 400 021;

1.30. **"Reliance Power Limited"** or **"Reliance Power"** means Reliance Power Limited, a company incorporated under the Companies Act, 1956 having its registered office at Avdesh House, 3rd Floor, Pritam Nagar, Ellisbridge, Ahmedabad 380 006, a wholly owned subsidiary of RIL;

1.31. **"Reliance Telecom Limited"** or **"RTL"** means Reliance Telecom Limited, a company incorporated under the Companies Act, 1956, having its registered office at Main Administrative Bldg., Block GF - 1, Village Meghpar / Padana, Taluka Lalpur, Dist. Jamnagar-361 280, Gujarat;

1.32. **"Reliance Thermal Energy Private Limited"** or **"RTEL"** means Reliance Thermal Energy Private Limited, a company incorporated under the Companies Act, 1956, having its registered office at Avdesh House, 3rd floor, Pritam Nagar, 1st Slope, Ellisbridge, Ahmedabad, Gujarat, a wholly owned subsidiary of RIL;

1.33. **"Remaining Undertaking"** means all the undertakings, businesses, activities and operations of the Demerged Company other than those comprised in the Demerged Undertakings;

1.34. **"Resulting Companies"** means collectively, the Coal Based Energy Resulting Company, the Gas Based Resulting Company, the Financial Services Resulting Company, the Telecommunication Resulting Company and the term **"Resulting Company"** means any of the Resulting Companies, as the context may require;

1.35. "Schedules" shall mean the schedules to this Scheme.

1.36. **"Scheme"** or **"Scheme of Arrangement"** means this composite Scheme of Arrangement including any modification or amendment hereto.

1.37. **"Specified Shareholders"** shall mean collectively (i) the Trustees of the Petroleum Trust, a private trust constituted under the Trust Deed dated 2nd May 2002, whose sole beneficiary is RIIHL, (ii) Reliance Aromatics and Petrochemicals Private Limited, (iii) Reliance Energy and Project Development Private Limited (iv) Reliance Chemicals Private Limited and (v) Reliance Polyolefins Private Limited;

1.38. **"Telecommunication Resulting Company"** means Reliance Communication Ventures Limited, having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai- 400 021;

1.39. **"Telecommunication Undertaking"** as described in item (iv) of sub-clause (f) of Clause A of the Preamble means the Demerged Company's undertaking, business, activities and operations pertaining to telecommunications comprising all the assets (moveable and immoveable) and liabilities which relate thereto or are necessary therefor and including specifically:

(i) All investments of the Demerged Company in Reliance Infocomm Limited, Reliance Communications Infrastructure Limited, Reliance Telecom Limited and World Tel Holdings Limited through which the Demerged Company carries on its business, activities and operations pertaining to telecommunications as described in **Part 'A'** of **Schedule IV** hereto;

(ii) All the debts (whether secured or unsecured), liabilities (including contingent liabilities), duties and obligations of the Demerged Company of every kind, nature and description whatsoever and howsoever accruing or arising out of , and all loans and borrowings raised or incurred and utilized for its businesses, activities and operations pertaining to telecommunications as described in **Part 'B'** of **Schedule IV** hereto;

(iii) All agreements, rights, contracts, entitlements, permits, licences, approvals, consents, engagements, arrangements and all other privileges and benefits of every kind, nature and description whatsoever relating to the Demerged Company's business, activities and operations pertaining to telecommunications;

(iv) All intellectual property rights, records, files, papers, data and documents relating to the Demerged Company's business, activities and operations pertaining to telecommunications; and

(v) All employees engaged in or relating to the Demerged Company's business, activities and operations pertaining to telecommunications.

1.40. "World Tel Holdings Limited (Bermuda)" or "WTHL" means World Tel Holdings Limited (Bermuda), a company incorporated under laws prevailing in Bermuda, having its registered office at Cannon's Court, 22, Victoria Street, PO Box HM1179, Hamilton HMEX, Bermuda.

2. Share Capital

2.1 Demerged Company:

The share capital structure of the Demerged Company as on August 31, 2005 is as under:

	Rupees
Authorised Capital	
Comprising of 250 crore equity shares of Rs.10 each aggregating Rs. 2500 crores and 50 crore preference shares of Rs.10 each aggregating Rs. 500 crores.	3000 crores
Issued, Subscribed and Paid-up	
Comprising of 139,35,08,041equity shares of Rs.10 each*	1393.51crores
Less: Calls in arrears	0.35 crores

* Includes 9,23,71,131 equity shares represented by GDRs. and 17,03,77,615 equity shares held by Specified Shareholders.

The equity shares of the Demerged Company are listed on Bombay Stock Exchange Limited, The National Stock Exchange of India Limited and The Calcutta Stock Exchange Association Limited. Application has been made to the Calcutta Stock Exchange Association Limited for delisting of the shares and approval is awaited. The GDRs representing the underlying equity shares of the Demerged Company are listed on Luxembourg Stock Exchange.

2.2 Resulting Companies:

(a) The share capital structure of the Coal Based Energy Resulting Company as on August 31, 2005 is as under:

	Rupees
Authorised Capital	
Comprising of 50,000 equity shares of Rs. 10/- each	5,00,000
Issued, Subscribed and Paid-up	
Comprising of 50,000 equity shares of Rs. 10/- each	5,00,000

The equity shares of the Coal Based Energy Resulting Company are, at present, not listed on any Stock Exchanges.

(b) The share capital structure of the Gas Based Energy Resulting Company as on August 31, 2005 is as under:

	Rupees
Authorised Capital	
Comprising of 20,00,000 equity shares of Rs. 5/- each	1,00,00,000
Issued, Subscribed and Paid-up	
Comprising of 1,00,000 equity shares of Rs. 5/- each	5,00,000

The equity shares of the Gas Based Energy Resulting Company are, at present, not listed on any Stock Exchanges.

(c) The share capital structure of the Financial Services Resulting Company as on August 31, 2005 is as under:

	Rupees
Authorised Capital	
Comprising of 50,000 equity shares of Rs. 10/- each	5,00,000
Issued, Subscribed and Paid-up	
Comprising of 50,000 equity shares of Rs. 10/- each	5,00,000

The equity shares of the Financial Services Resulting Company are, at present, not listed on any Stock Exchanges.

(d) The share capital structure of the Telecommunication Resulting Company as on August 31, 2005 is as under:

	Rupees
Authorised Capital	
Comprising of 1,00,000 equity shares of Rs. 5/- each	5,00,000
Issued, Subscribed and Paid-up	
Comprising of 1,00,000 equity shares of Rs. 5/- each	5,00,000

The equity shares of the Telecommunication Resulting Company are, at present, not listed on any Stock Exchanges.

2.3 Status of Resulting Companies

Each of the Resulting Companies is presently a wholly owned subsidiary of RIL. After issue of shares by each Resulting Company in terms of Clause 12.1 of this Scheme, the Resulting Companies would cease to be subsidiaries of RIL.

3. Date when the Scheme comes into Operation

Though this Scheme shall become effective from the Effective Date, the provisions of this Scheme shall be applicable and come into operation from the Appointed Date.

PART II

DEMERGED UNDERTAKINGS

4. Transfer of Demerged Undertakings

4.1 *Transfer of assets:*

(a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, each of the Demerged Undertakings (including all the estate, assets, rights, claims, title, interest and authorities including accretions and appurtenances of the Demerged Undertakings) shall, pursuant to the provisions of Sections 391 to 394 of the Act, without any further act, deed, matter or thing be and stand transferred to and vested in and shall be deemed to be transferred to and vested in the respective Resulting Companies on a going concern basis, in the following manner:

(i) the Coal Based Energy Undertaking (including all the rights, claims, title, interest and authorities including ac-

cretions and appurtenances thereto such as dividends, or other benefits received including in particular any securities acquired or received by the Demerged Company in any of the companies comprised in the Coal Based Energy Undertaking) shall, without any further act, deed, matter or thing be demerged from the Demerged Company and be and stand transferred to and vested in or shall be deemed to be transferred to and vested in the Coal Based Energy Resulting Company on a going concern basis such that all the properties, assets, rights, claims, title, interest, authorities and liabilities comprised in the Coal Based Energy Undertaking immediately before the demerger shall become the properties, assets, rights, claims, title, interest, authorities and liabilities of the Coal Based Energy Resulting Company by virtue of and in the manner provided in this Scheme.

(ii) the Gas Based Energy Undertaking (including all the rights, claims, title, interest and authorities including accretions and appurtenances thereto such as dividends, or other benefits received including in particular any securities acquired or received by the Demerged Company in the company comprised in the Gas Based Energy Undertaking) shall, without any further act, deed, matter or thing be demerged from the Demerged Company and be and stand transferred to and vested in or shall be deemed to be transferred to and vested in the Gas Based Energy Resulting Company on a going concern basis such that all the properties, assets, rights, claims, title, interest, authorities and liabilities comprised in the Gas Based Energy Undertaking immediately before the demerger shall become the properties, assets, rights, claims, title, interest, authorities and liabilities of the Gas Based Energy Resulting Company by virtue of and in the manner provided in this Scheme.

(iii) the Financial Services Undertaking (including all the rights, claims, title, interest and authorities including accretions and appurtenances thereto such as dividends, or other benefits received including in particular any securities acquired or received by the Demerged Company in any of the companies comprised in the Financial Services Undertaking) shall, without any further act, deed, matter or thing be demerged from the Demerged Company and be and stand transferred to and vested in and shall be deemed to be transferred to and vested in the Financial Services Resulting Company on a going concern basis such that all the properties, assets, rights, claims, title, interest, authorities and liabilities comprised in the Financial Services Undertaking immediately before the demerger shall become the properties, assets, rights, claims, title, interest, authorities and liabilities of the Financial Services Resulting Company by virtue of and in the manner provided in this Scheme.

(iv) the Telecommunication Undertaking (including all the rights, claims, title, interest and authorities including accretions and appurtenances thereto such as dividends, or other benefits received including in particular any securities acquired or received by the Demerged Company in any of the companies comprised in the Telecommunication Undertaking) shall, without any further act, deed, matter or thing be demerged from the Demerged Company and be and stand transferred to and vested in or shall be deemed to be transferred to and vested in the Telecommunication Resulting Company on a going concern basis such that all the properties, assets, rights, claims, title, interest, authorities and liabilities comprised in the Telecommunication Undertaking immediately before the demerger shall become the properties, assets, rights, claims, title, interest, authorities and liabilities of the Telecommunication Resulting Company by virtue of and in the manner provided in this Scheme.

(b) All assets or investments, right, title or interest acquired by the Demerged Company after the Appointed Date but prior to the Effective Date in relation to the Demerged Undertakings shall also, without any further act, instrument or deed, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the relevant Resulting Company upon the coming into effect of this Scheme pursuant to the provisions of Sections 391 to 394 of the Act, provided however that no onerous asset shall have been acquired by the Demerged Company in relation to any Demerged Undertaking after the Appointed Date without the prior written consent of the relevant Resulting Company.

4.2 *Contracts, deeds, etc.*

(a) Upon the coming into effect of this Scheme and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature in relation to the Demerged Undertakings to which the Demerged Company is a party or to the benefit of which the Demerged Company may be eligible, and which are subsisting or have effect immediately before the Effective Date, shall continue in full force and effect on or against or in favour of, as the case may be, the relevant Resulting Company in which the respective Demerged Undertaking vests by way of the demerger hereunder and may be enforced as fully and effectually as if, instead of the Demerged Company, such Resulting Company had been a party or beneficiary or obligee thereto or thereunder.

(b) Without prejudice to the other provisions of this Scheme and notwithstanding the fact that vesting of the Demerged Undertakings occurs by virtue of this Scheme itself, each of the Resulting Companies may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required under any law or otherwise, take such actions and execute such deeds (including deeds of adherence), confirmations or other writings or tripartite arrangements with any party to any contract or arrangement to which the Demerged Company is a party or any writings as may be necessary in order to give formal effect to the provisions of this Scheme. Each of the Resulting Companies shall, under the provisions of Part II of this Scheme, be deemed to be authorised to execute any such writings on behalf of the Demerged Company and to carry out or perform all such formalities or compliances referred to above on the part of the Demerged Company to be carried out or performed.

(c) For the avoidance of doubt and without prejudice to the generality of the foregoing, it is clarified that upon the coming into effect of this Scheme, all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Demerged Company in relation to each of the Demerged Undertakings shall stand transferred to the relevant Resulting Company in which the respective Demerged Undertaking shall vest by way of the demerger hereunder, as if the same were originally given by, issued to or executed in favour of such Resulting Company, and such Resulting Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to such Resulting Company. The Resulting Companies shall make applications to and obtain relevant approvals from the concerned Governmental Authorities as may be necessary in this behalf.

(d) It is clarified that if any assets (estate, claims, rights, title, interest in or authorities relating to such assets) or any contract, deeds, bonds, agreements, schemes, arrangements or other instruments of whatsoever nature in relation to any of the Demerged Undertakings which the Demerged Company owns or to which the Demerged Company is a party and which cannot be transferred to the relevant Resulting Company for any reason whatsoever, the Demerged Company shall hold such asset or contract, deeds, bonds, agreements, schemes, arrangements or other instruments of whatsoever nature in trust for the benefit of the relevant Resulting Company to which the respective Demerged Undertaking is being transferred in terms of this Scheme, insofar as it is permissible so to do, till such time as the transfer is effected.

4.3 *Transfer of liabilities*

4.3.1 (a) Upon the coming into effect of this Scheme, all debts, liabilities, loans raised and used, liabilities and obligations incurred, duties or obligations of any kind, nature or description (including contingent liabilities) of the Demerged Company (as on the Appointed Date) and relating to the Demerged Undertakings specified in Part B of Schedules I, II, III and IV, shall, without any further act or deed, be demerged from the Demerged Company and be and stand transferred to and be deemed to be transferred to the relevant Resulting Company to the extent that they are outstanding as on the Effective Date and on the same terms and conditions as applicable to the Demerged Company, and shall become the debts, liabilities, duties and obligations of the relevant Resulting Company which shall meet, discharge and satisfy the same.

(b) Where any of the debts, liabilities, loans raised and used, liabilities and obligations incurred, duties and obligations of the Demerged Company as on the Appointed Date deemed to be transferred to any of the Resulting Companies have been discharged by the Demerged Company after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to have been for and on account of the relevant Resulting Company.

(c) All loans raised and used and all liabilities and obligations incurred by the Demerged Company for the operations of any Demerged Undertaking after the Appointed Date and prior to the Effective Date, shall, subject to the terms of this Scheme, be deemed to have been raised, used or incurred for and on behalf of the relevant Resulting Company in which the respective Demerged Undertaking shall vest in terms of this Scheme and to the extent they are outstanding on the Effective Date, shall also without any further act or deed be and stand transferred to and be deemed to be transferred to the relevant Resulting Company and shall become the debts, liabilities, duties and obligations of the said Resulting Company which shall meet discharge and satisfy the same. Provided however that no debts, liabilities, loans raised and used, liabilities and obligations incurred, dues and obligations shall have been assumed by the Demerged Company in relation to any Demerged Undertaking after the Appointed Date without the prior written consent of the relevant Resulting Company.

4.3.2 Without prejudice to Clause 4.3.1, all debentures, bonds or other debt securities, if any, of the Demerged Company relating to the liabilities comprised in the Demerged Undertakings, whether convertible into equity or otherwise (hereinafter referred to as the "**Debt Securities**") shall, pursuant to the provisions of Sections 391 to 394 and other relevant provisions of the Act, without any further act, instrument or deed, become the Debt Securities of the relevant Resulting Company on the same terms and conditions except to the extent modified under the provisions of this Scheme and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or be deemed to have been transferred to and vested in and shall be exercised by or against the relevant Resulting Company to the same extent as if it were the Demerged Company in respect of the Debt Securities so transferred.

4.3.3 (a) The demerger and the transfer and vesting of the assets comprised in the Demerged Undertakings to and in each of the relevant Resulting Companies under Clause 4.1 of this Scheme shall be subject to the mortgages and charges, if any, affecting the same as hereinafter provided.

(b) The existing securities, mortgages, charges, encumbrances or liens (the "**Encumbrances**") or those, if any created by the Demerged Company after the Appointed Date, in terms of this Scheme, over the assets comprised in any of Demerged Undertakings or any part thereof transferred to the respective Resulting Companies by virtue of this Scheme, shall, after the Effective Date, continue to relate and attach to such assets or any part thereof to which they related or attached prior to the Effective Date and as are transferred to the relevant Resulting Company, and such Encumbrances shall not relate or attach to any of the other assets of that Resulting Company or the assets forming part of any other Demerged Undertaking transferred to the other Resulting Companies. Provided however that no Encumbrances shall have been created by the Demerged Company in relation to any of the Demerged Undertakings after the Appointed Date without prior written consent of the relevant Resulting Company.

(c) In so far as any Encumbrances over the assets comprised in the Demerged Undertakings are security for liabilities of the Remaining Undertaking retained with the Demerged Company, the same shall, on the Effective Date, without any further act, instrument or deed be modified to the extent that all such assets shall stand released and discharged from the obligations and security relating to the same and the Encumbrances shall only extend to and continue to operate against the assets retained with the Demerged Company and shall cease to operate against any of the assets transferred to the Resulting Companies in terms of this Scheme. The absence of any formal amendment which may be required by a lender or third party shall not affect the operation of the above.

(d) Without prejudice to the provisions of the foregoing clauses and upon the effectiveness of this Scheme, the Demerged Company and each of the Resulting Companies shall execute any instruments or documents or do all the acts and deeds as may be required, including the filing of necessary particulars and/or modification(s) of charge, with the Registrar of Companies, Maharashtra, Mumbai to give formal effect to the above provisions, if required.

(e) Upon the coming into effect of this Scheme, the Resulting Companies alone shall be liable to perform all obligations in respect of the liabilities, which have been transferred to them respectively in terms of the Scheme, and the Demerged Company shall not have any obligations in respect of such liabilities, and each of the Resulting Companies shall indemnify the Demerged Company in relation to any claim, at any time, against the Demerged Company in respect of the liabilities which have been transferred to the Resulting Companies.

(f) It is expressly provided that, save as mentioned in this Clause 4.3.3, no other term or condition of the liabilities transferred to the Resulting Companies is modified by virtue of this Scheme except to the extent that such amendment is required by necessary implication.

(g) Subject to the necessary consents being obtained in accordance with the terms of this Scheme, the provisions of this Clause 4.3.3 shall operate, notwithstanding anything to the contrary contained in any instrument, deed or writing or the terms of sanction or issue or any security document; all of which instruments, deeds or writings shall stand modified and/or superseded by the foregoing provisions.

5. Transfer at Book Values

All the assets, properties and liabilities of the Demerged Undertakings shall be transferred to the Resulting Companies at the values appearing in the books of the Demerged Company (at historical cost less depreciation) on the close of business on August 31, 2005.

6. Conduct of Business

6.1 The Demerged Company, with effect from the Appointed Date and up to and including the Effective Date:

(a) shall be deemed to have been carrying on and to be carrying on all business and activities relating to each of the Demerged Undertakings and shall hold and stand possessed of and shall be deemed to hold and stand possessed of all the estates, assets, rights, title, interest, authorities, contracts, investments and strategic decisions of each of the Demerged Undertakings for and on account of, and in trust for, the respective Resulting Companies;

(b) all profits and income accruing or arising to the Demerged Company from the Demerged Undertakings, and losses and expenditure arising or incurred by it (including taxes, if any, accruing or paid in relation to any profits or income) relating to the Demerged Undertakings based on the audited accounts of the Demerged Company shall, for all purposes, be treated as and be deemed to be the profits, income, losses or expenditure, as the case may be, of the respective Resulting Companies; and

(c) any of the rights, powers, authorities, privileges, attached, related or pertaining to the Demerged Undertakings exercised by the Demerged Company shall be deemed to have been exercised by the Demerged Company for and on behalf of, and in trust for and as an agent of the respective Resulting Companies. Similarly, any of the obligations, duties and commitments attached, related or pertaining to the Demerged Undertakings that have been undertaken or discharged by the Demerged Company shall be deemed to have been undertaken for and on behalf of and as an agent for the respective Resulting Companies.

6.2 With effect from the Appointed Date and until the Effective Date, the Demerged Company undertakes that it will preserve and carry on the business of each of the Demerged Undertakings with reasonable diligence and business prudence and shall not undertake financial commitments or sell, transfer, alienate, charge, mortgage, or encumber any of the Demerged Undertakings or any part thereof save and except in each case:

(a) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court(s); or

(b) if the same is expressly permitted by this Scheme; or

(c) if the prior written consent of the Board of Directors of the relevant Resulting Company has been obtained.

6.3 As and from the Appointed Date and till the Effective Date:

(a) All debts, liabilities, loans raised and used, liabilities and obligations incurred, duties and obligations as on the close of business on August 31, 2005, whether or not provided in the books of the Demerged Company in respect of any of the Demerged Undertakings as specified in Part B of Schedules I, II, III and IV, and all debts, liabilities, loans raised and used, liabilities and obligations incurred, duties and obligations relating thereto which arise or accrue to the Demerged Company on or after the Appointed Date in accordance with this Scheme, shall be deemed to be the debts, liabilities, loans raised and used, liabilities and obligations incurred, duties and obligations of the relevant Resulting Company to which that Demerged Undertaking is transferred.

(b) All assets and properties comprised in any of the Demerged Undertakings as on the date immediately preceding the Appointed Date, whether or not included in the books of the Demerged Company, and all assets and properties relating thereto, which are acquired by the Demerged Company in relation to any of the Demerged Undertakings, on or after the Appointed Date, in accordance with this Scheme, shall be deemed to be the assets and properties of the relevant Resulting Company to which that Demerged Undertaking is transferred.

7. Employees

(a) Upon the coming into effect of this Scheme, all employees, consultants and advisors other than those specifically referred to in sub-clause (d) below, of the Demerged Company engaged in or in relation to the respective Demerged Undertakings and who are in such employment as on the Effective Date shall become the employees, consultants or advisors, as the case may be, of the respective Resulting Company, and, subject to the provisions of this Scheme, on terms and conditions not less favourable than those on which they are engaged by the Demerged Company and without any interruption of or break in service as a result of the transfer of the Demerged Undertakings.

(b) In so far as the existing provident fund, gratuity fund and pension and/or superannuation fund, trusts, retirement fund or benefits and any other funds or benefits created by the Demerged Company for the employees of each of the Demerged Undertakings are concerned (collectively referred to as the "Funds"), the Funds and such of the investments made by the Funds which are referable to the employees of each Demerged Undertaking being transferred to the respective Resulting Companies in terms of sub clause (a) above shall be transferred to the relevant Resulting Company and shall be held for their benefit pursuant to this Scheme in the manner provided hereinafter. The Funds shall, subject to the necessary approvals and permissions and at the discretion of the relevant Resulting Company, either be continued as separate funds of the Resulting Company for the benefit of the employees of the respective Demerged Undertaking or be transferred to and merged with other similar funds of the relevant Resulting Company. In the event that any Resulting Company does not have its own funds in respect of any of the above, such Resulting Company may, subject to necessary approvals and permissions, continue to contribute to the relevant Funds of the Demerged Company, until such time that the Resulting Company creates its own fund, at which time the Funds and the investments and contributions pertaining to the employees of the Demerged Undertaking shall be transferred to the funds created by that Resulting Company.

(c) In so far as the existing provident fund, gratuity fund and pension and/or superannuation fund, trusts created by the Demerged Company for the employees of the Remaining Undertaking are concerned, the same shall continue and the Demerged Company shall continue to contribute to such funds and trusts in accordance with the provisions thereof, and such funds and trusts, if any, shall be held for the benefit of the employees of the Remaining Business.

(d) All employees, consultants and advisors employed or engaged on part time basis by the Demerged Company in relation to the businesses of the Demerged Undertakings shall, at the option of the Resulting Companies, be made available to the relevant Resulting Companies in relation to the respective Demerged Undertakings, at no additional cost for a period of 12 (twelve) months from the Effective Date or such earlier date as the Resulting Companies may deem proper or necessary, to provide the same services and advice as they were rendering to the Demerged Company.

8. Saving of Concluded Transactions

The transfer and vesting of the assets, liabilities and obligations of the Demerged Undertakings under Clause 4 hereof shall not affect any transactions or proceedings already completed by the Demerged Company on or before the Appointed Date to the end and intent that, each of the Resulting Companies accepts all acts, deeds and things done and executed by and/or on behalf of the Demerged Company in relation to the Demerged Undertaking which shall vest in that Resulting Company in terms of this Scheme of Arrangement as acts, deeds and things made, done and executed by and on behalf of that Resulting Company.

PART III

REMAINING UNDERTAKING

9. Remaining Undertaking to continue with Demerged Company

9.1 The Remaining Undertaking and all the assets, liabilities and obligations pertaining thereto shall continue to belong to and be

vested in and be managed by the Demerged Company, subject only to Clause 4.3.3 of this Scheme in relation to Encumbrances in favour of banks, financial institutions and trustees for the debenture-holders.

9.2 (a) All legal, taxation or other proceedings whether civil or criminal (including before any statutory or quasi-judicial authority or tribunal) by or against the Demerged Company under any statute, whether pending on the Appointed Date or which may be instituted at any time thereafter, and in each case relating to the Remaining Undertaking (including those relating to any property, right, power, liability, obligation or duties of the Demerged Company in respect of the Remaining Undertaking) shall be continued and enforced by or against the Demerged Company after the Effective Date. None of the Resulting Companies shall in any event be responsible or liable in relation to any such legal, taxation or other proceeding against the Demerged Company, which relate to the Remaining Undertaking.

(b) If proceedings are taken against any of the Resulting Companies in respect of the matters referred to in sub-clause (a) above, it shall defend the same in accordance with the advice of the Demerged Company and at the cost of the Demerged Company, and the latter shall reimburse and indemnify the relevant Resulting Company against all liabilities and obligations incurred by the Resulting Company in respect thereof.

9.3. With effect from the Appointed Date and up to and including the Effective Date:

(a) the Demerged Company shall carry on and shall be deemed to have been carrying on all business and activities relating to the Remaining Undertaking for and on its own behalf;

(b) all profits accruing to the Demerged Company thereon or losses arising or incurred by it (including the effect of taxes, if any, thereon) relating to the Remaining Undertaking shall, for all purposes, be treated as the profits or losses, as the case may be, of the Demerged Company; and

(c) All assets and properties acquired by the Demerged Company in relation to the Remaining Undertaking on and after the Appointed Date shall belong to and continue to remain vested in the Demerged Company.

PART IV

REORGANISATION OF CAPITAL

10. Provisions to prevail

The provisions of this Part IV shall operate notwithstanding anything to the contrary in this Scheme.

11. Reorganisation of share capital

In consideration of the transfer and vesting of the Demerged Undertakings in each of the Resulting Companies in accordance with the provisions of Part II of this Scheme and as an integral part of this Scheme, the share capital of the Resulting Companies shall be increased in the manner set out in Clauses 12 to 15 below.

12. Issue of shares by each Resulting Company

12.1 After the Scheme takes effect, in consideration of the demerger including the transfer and vesting of each of the Demerged Undertakings in the relevant Resulting Companies pursuant to Part II of this Scheme, each of the Resulting Companies shall, without any further act or deed, issue and allot to each member of the Demerged Company (except the Specified Shareholders) whose name is recorded in the register of members of the Demerged Company on the Record Date equity shares in the respective Resulting Company in the following ratios:

(a) In the case of the Coal Based Energy Resulting Company, in the ratio of 1 (one) equity share in the Resulting Company of the face value of Rs.10/- (Rupees ten) each credited as fully paid-up for every 1 (one) equity share of Rs.10/- each fully paid-up held by such member or his/her/its heirs, executors, administrators or successors in the Demerged Company (the **"Coal Based Energy Share Entitlement Ratio"**);

(b) In the case of the Gas Based Energy Resulting Company, in the ratio of 1 (one) equity share in the Resulting Company of the face value of Rs.5/- (Rupees five) each credited as fully paid-up for every 1 (one) equity share of Rs.10/- each fully paid-up held by such member or his/her/its heirs, executors, administrators or successors in the Demerged Company (the **"Gas Based Energy Share Entitlement Ratio"**);

(c) In the case of the Financial Services Resulting Company, in the ratio of 1 (one) equity share in the Financial Services Resulting Company of the face value of Rs.10/- (Rupees ten) each credited as fully paid-up for every 1 (one) equity share of Rs.10/- each fully paid-up held by such member or his/her/its heirs, executors, administrators or successors in the Demerged Company (the **"Financial Services Share Entitlement Ratio"**);

(d) In the case of the Telecommunication Resulting Company, in the ratio of 1 (one) equity share in the Resulting Company of the face value of Rs.5/- (Rupees five) each credited as fully paid-up for every 1 (one) equity share of Rs.10/- each fully paid-up held by such member or his/her/its heirs, executors, administrators or successors in the Demerged Company (the **"Telecommunication Share Entitlement Ratio"**);

12.2 (a) Pursuant to the provisions of Clause 12.1 above, each of the Resulting Companies shall issue to the Depository representing the holders of GDRs of the Demerged Company, shares of the Resulting Companies in accordance with the relevant Share Entitlement Ratio. Subject to Clause (b) below, the Depository of the Demerged Company shall hold such shares of the Resulting Companies on behalf of the holders of GDRs of the Demerged Company;

(b)(i) Each of the Resulting Companies may, on or before expiry of 150 (One hundred and fifty) days from the Record Date, in consultation with the Depository for the GDR holders of the Demerged Company and by entering into appropriate agreements with the said Depository or any other Depository (appointed by the Resulting Companies) for the issuance of GDRs, (whether listed or otherwise), instruct such Depository to issue GDRs of the Resulting Companies, or any of them, to the holders of GDRs of the Demerged Company and any such issue of GDRs shall be irrevocably put in motion within the said period. Subject to sub-clause (ii) below, if the Resulting Companies have not had such GDRs issued as aforesaid, the Bank of New York as the Depository for the Demerged Company shall, without reference to the Resulting Companies, sell the shares of the Resulting Companies in the open domestic market and distribute the net sale proceeds to such GDR holders on a proportionate basis.

(ii) Notwithstanding anything contained in sub-clause (i) above, any holder of GDRs of the Demerged Company may at anytime after the Record Date, but prior to the issuance of GDRs by a Resulting Company, instruct the Depository to transfer the underlying shares of such Resulting Company to such GDR holder. In such case, the relevant Resulting Company shall obtain such permissions as may be necessary.

(c) The holders of GDRs of the Demerged Company who wish to directly receive shares of the Resulting Companies may surrender the GDRs of the Demerged Company held by them before the Record Date in exchange for shares of the Demerged Company. Such GDR holders holding shares of the Demerged Company on the Record Date shall then be entitled to receive shares of Resulting Companies in accordance with the Share Entitlement Ratio under Clause 12.1 above.

13. Specified Shareholders

13.1 RIIHL is the wholly-owned subsidiary of the Demerged Company and the sole beneficiary of the Petroleum Trust which holds approximately 7.5% of the paid up share capital of the Demerged Company. The Trustees of Petroleum Trust have decided that they will not take up their proportionate entitlement to shares in each Resulting Company for benefit of the other shareholders of the Demerged Company. Since the objective of this Scheme is to demerge the undertakings of the Demerged Company pertaining to power (both coal based and gas based), financial services business and telecommunications to the Resulting Companies and thereby effectively achieve separation of the Demerged Company's interests in the aforesaid businesses, each of the Resulting Companies will issue equity shares only to the shareholders of the Demerged Company (other than the Specified Shareholders), consequently, enhancing the value of the proportionate New Equity Shares issued to the shareholders of the Demerged Company (other than the Specified Shareholders) in view of the Trustees of the Petroleum Trust (a private trust, whose sole beneficiary is RIIHL, which is a wholly owned subsidiary of RIL), having decided not to take up their entitlement.

13.2 The economic benefit of shares of the Demerged Company held by Reliance Polyolefins Private Limited, Reliance Aromatics and Petrochemicals Private Limited, Reliance Energy and Project Development Private Limited and Reliance Chemicals Private Limited (which hold in the aggregate approximately 4.7% of the paid-up share capital of the Demerged Company) is for the benefit of the shareholders of the Demerged Company. The said four companies have decided that they will not take up their proportionate entitlement to shares in each Resulting Company for benefit of the other shareholders of the Demerged Company. In keeping with the foregoing benefit, each of the Resulting Companies will issue equity shares only to the shareholders of the Demerged Company (other than the Specified Shareholders), consequently, enhancing the value of the new equity shares issued to the shareholders of the Demerged Company (other than the Specified Shareholders) in view of Reliance Polyolefins Private Limited, Reliance Aromatics and Petrochemicals Private Limited, Reliance Energy and Project Development Private Limited and Reliance Chemicals Private Limited having decided not to take up their entitlement.

14. Other terms applicable to issue of shares

14.1 The equity shares to be issued by each of the Resulting Companies pursuant to Clause 12.1 above shall be issued in dematerialized form by each of the Resulting Companies, unless otherwise notified in writing by the shareholders of the Demerged Company to the relevant Resulting Company on or before such date as may be determined by the Board of Directors of the Demerged Company or a committee thereof. In the event that such notice has not been received by any of the Resulting Companies in respect of any of the members of the Demerged Company, the equity shares shall be issued to such members in dematerialised form provided that the members of the Resulting Companies shall be required to have an account with a depository participant and shall be required to provide details thereof and such other confirmations as may be required. In the event that a Resulting Company has received notice from any member that equity shares are to be issued in physical form or if any member has not provided the requisite details relating to his/her /its account with a depository participant or other confirmations as may be required or if the details furnished by any member do not permit electronic credit of the shares of the Resulting Companies, then the Resulting Companies shall issue equity shares in physical form to such member or members.

14.2 In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of the Demerged Company, the Board of Directors or any committee thereof of the Demerged Company shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer in the Demerged Company as if such changes in the registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor or transferee of equity shares in the Resulting Companies issued by the Resulting Companies after the effectiveness of this Scheme.

14.3 The new equity shares issued and allotted by the Resulting Companies in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Resulting Companies and shall inter-se rank pari passu in all respects.

14.4 Equity shares of the Resulting Companies issued in terms of Clause 12.1 of this Scheme will be listed and/or admitted to trading on the National Stock Exchange and the Bombay Stock Exchange where the shares of the Demerged Company are listed and/or admitted to trading in terms of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000. The Resulting Companies shall enter into such arrangements and give such confirmations and/or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said Stock Exchanges. On such formalities being fulfilled the said Stock exchanges shall list and / or admit such equity shares also for the purpose of trading.

14.5 For the purpose of issue of equity shares to the shareholders of the Demerged Company, the Resulting Companies shall, if and to the extent required, apply for and obtain the required statutory approvals including approval of Reserve Bank of India and other concerned regulatory authorities for the issue and allotment by the Resulting Companies of such equity shares.

14.6 The equity shares to be issued by the Resulting Companies pursuant to this Scheme in respect of any equity shares of the Demerged Company which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Resulting Companies.

14.7 The equity shares to be issued by the Resulting Companies pursuant to this Scheme in respect of shares of the Demerged Company, which are not fully paid up shall also be kept in abeyance and dealt with by the Resulting Companies based on information periodically provided by the Demerged Company to the Resulting Companies.

14.8 Unless otherwise determined by the Board of Directors or any committee thereof of the Demerged Company and the Board of Directors or any committee thereof of the relevant Resulting Company, issuance of equity shares in terms of Clause 12.1 above shall be done within 45 days from the Effective Date.

14.9 (a) The cost of acquisition of the shares of each of the Resulting Companies in the hands of the shareholders of the Demerged Company shall be the amount which bears to the cost of acquisition of shares held by the shareholder in the Demerged Company the same proportion as the net book value of the assets transferred in the demerger to the relevant Resulting Company bears to the net worth of the Demerged Company immediately before the demerger hereunder.

(b) The period for which the share(s) in Demerged Company were held by the shareholders shall be included in determining the period for which the shares in the Resulting Companies have been held by the respective shareholder.

15. Increase in share capital

15.1 Upon the coming into effect of this Scheme, the authorised share capital of each of the Resulting Companies shall stand increased and the existing capital clause contained in the respective Memorandum of Association of each of the Resulting Companies shall, upon the coming into effect of this Scheme, be altered and substituted as follows:

(a) The authorised capital of the Coal Based Energy Resulting Company shall be increased from Rs.5,00,000/- (Rupees Five Lakhs only) divided into 50,000 (Fifty Thousand) Equity Shares of Rs.10/- each to Rs. 1250 crores (Rupees One thousand two hundred and fifty crores only) and Clause V of the Memorandum of Association of the Coal Based Energy Resulting Company shall, upon coming into effect of this Scheme, be substituted by the following new Clause:

"V The Authorised Share Capital of the Company is Rs. 1250 crores (Rupees One thousand two hundred and fifty crores only) divided into 125 crore (One hundred and twenty five crore) Equity Shares of Rs.10/- each."

(b) The authorised capital of the Gas Based Energy Resulting Company shall be increased from Rs.1,00,00,000/- (Rupees One crore only) divided into 20,00,000 (Twenty lakh) Equity Shares of Rs. 5/- each to Rs. 650 crores (Rupees Six hundred and fifty crores only) and Clause V of the Memorandum of Association of the Gas Based Resulting Company shall, upon coming into effect of this Scheme, be substituted by the following new Clause:

"V The Authorised Share Capital of the Company is Rs. 650 crores (Rupees Six hundred and fifty crores only) divided into 130 crore (One hundred and thirty crore) Equity Shares of Rs. 5/- each."

(c) The authorised capital of the Financial Services Resulting Company shall be increased from Rs.5,00,000/- (Rupees Five Lakhs only) divided into 50,000 (Fifty Thousand) Equity Shares of Rs.10/- each to Rs. 1250 crores (Rupees One thousand two hundred and fifty crores only) and Clause V of the Memorandum of Association of the Financial Services Resulting Company shall, upon the coming into effect of this Scheme, be substituted by the following new Clause:

"V (a) The Authorised Share Capital of the Company is Rs 1250 Crores (Rupees One thousand two hundred and fifty crores only) divided into 125 Crore (One hundred and twenty five crore) Equity Shares of Rs.10/- each."

(d) The authorised capital of the Telecommunication Resulting Company shall be increased from Rs.5,00,000/- (Rupees Five Lakhs only) divided into 1,00,000 (One lakh) Equity Shares of Rs. 5/- each to Rs.650 crores (Rupees Six hundred and fifty crores only) and Clause V of the Memorandum of Association of the Telecommunication Resulting Company shall, upon coming into effect of this Scheme, be substituted by the following new Clause:

"V (a) The Authorised Share Capital of the Company is Rs. 650 Crores (Rupees Six hundred and fifty crores only) divided into 130 Crore (One hundred and thirty crore) Equity Shares of Rs. 5/- each."

15.2 Upon this Scheme becoming effective and after the allotment of the new equity shares by the Resulting Companies, the issued, subscribed and paid-up capital of each Resulting Company shall, assuming full allotment of shares including shares referred to in Clauses 14.6 to 14.7 (both inclusive), stand increased as follows:

(a) the issued, subscribed and paid-up capital of the Coal Based Energy Resulting Company shall stand increased to Rs.1223,13,04,220 (Rupees One thousand two hundred and twenty three crores, thirteen lakhs, four thousand, two hundred and twenty only) divided into 122,31,30,422 (One hundred and twenty two crores, thirty one lakhs, thirty thousand, four hundred and twenty two) Equity Shares of Rs.10/- (Rupees Ten only) each fully paid-up; and

(b) the issued, subscribed and paid-up capital of the Gas Based Energy Resulting Company shall stand increased to Rs. 611,56,52,110 (Rupees Six hundred and eleven crores, fifty six lakhs, fifty two thousand, one hundred and ten only) divided into 122,31,30,422 (One hundred and twenty two crores, thirty one lakhs, thirty thousand, four hundred and twenty two) Equity Shares of Rs. 5/- (Rupees Five only) each fully paid-up; and

(c) the issued, subscribed and paid-up capital of the Financial Services Resulting Company shall stand increased to Rs. 1223,13,04,220 (Rupees One thousand two hundred and twenty three crores, thirteen lakhs, four thousand, two hundred and twenty only) divided into 122,31,30,422 (One hundred and twenty two crores, thirty one lakhs, thirty thousand, four hundred and twenty two) Equity Shares of Rs.10/- (Rupees Ten only) each fully paid-up; and

(d) the issued, subscribed and paid-up capital of the Telecommunication Resulting Company shall stand increased to Rs. 611,56,52,110 (Rupees Six hundred and eleven crores, fifty six lakhs, fifty two thousand, one hundred and ten only) divided into 122,31,30,422 (One hundred and twenty two crores, thirty one lakhs, thirty thousand, four hundred and twenty two) Equity Shares of Rs. 5/- (Rupees Five only) each fully paid-up.

PART V

ACCOUNTING TREATMENT

16. Accounting by the Demerged Company and the Resulting Companies in respect of assets and liabilities

16.1 *Accounting treatment in the books of the Demerged Company:*

(a) The assets and the liabilities of the Demerged Company being transferred to the respective Resulting Companies shall be at values appearing in the books of accounts of the Demerged Company on the close of business on August 31, 2005;

(b) The difference between the value of assets and value of liabilities transferred pursuant to the Scheme shall be appropriated against the revaluation reserve and balance, if any, after appropriation, will be further appropriated against the securities premium account of the Demerged Company. The balances of the revaluation reserve and the securities premium account, as the case may be, shall stand reduced to that extent;

(c) The reduction, if any, in the securities premium account of the Demerged Company shall be effected as an integral part of the Scheme in accordance with the provisions of Section 78 and Sections 100 to 103 of the Act and the Order of the High Court sanctioning the Scheme shall be deemed to be also the Order under Section 102 of the Act for the purpose of confirming the reduction. The reduction would not involve either a diminution of liability in respect of unpaid share capital or payment of paid-up share capital, and the provisions of Section 101 of the Act will not be applicable.

16.2 In the Books of the Resulting Companies

(a) Upon coming into effect of this Scheme and upon the arrangement becoming operative, the respective Resulting Companies shall record the assets and liabilities comprised

in the respective Demerged Undertakings transferred to and vested in them pursuant to this Scheme, at the same value appearing in the books of Demerged Company on the close of business on August 31, 2005.

(b) The respective Resulting Companies shall credit their respective Share Capital Accounts in their books of account with the aggregate face value of the new equity shares issued to the shareholders of Demerged Company pursuant to Clause 12.1 of this Scheme.

(c) The excess or deficit, if any, remaining after recording the aforesaid entries shall be credited by the respective Resulting Companies to their respective General Reserve Account or debited to goodwill, as the case may be.

(d) On allotment of shares by the Resulting Companies in terms of Clause 12.1 above, the existing shareholding of RIL, the Demerged Company, in each of the Resulting Companies shall be cancelled as an integral part of this Scheme in accordance with provisions of Sections 100 to 103 of the Act and the Order of the High Court sanctioning the Scheme shall be deemed to be also the Order under Section 102 of the Act for the purpose of confirming the reduction. The reduction would not involve either a diminution of liability in respect of unpaid share capital or payment of paid-up share capital, and the provisions of Section 101 of the Act will not be applicable.

PART VI

GENERAL TERMS AND CONDITIONS

17. Board Reconstitution

At any time after the Record Date, RIL shall cause the Board of Directors of each of the Resulting Companies to be reconstituted in such manner as is agreed between each Resulting Company and Anil D. Ambani and thereupon each of the Resulting Companies shall be controlled and managed by Shri Anil D. Ambani. The Demerged Company constituting the Remaining Undertaking shall continue to be controlled and managed by Shri Mukesh D. Ambani.

18. Dividends

(a) The Demerged Company and each Resulting Company shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders in respect of the accounting period after the Appointed Date and prior to the Effective Date, Provided that the shareholders of the Demerged Company shall not be entitled to dividend, if any, declared and paid by a Resulting Company to its shareholders for the accounting period prior to the Appointed Date.

(b) The holders of the shares of the Demerged Company and the Resulting Companies shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividends.

(c) It is clarified that the aforesaid provisions in respect of declaration of dividends are enabling provisions only and shall not be deemed to confer any right on any member of the Demerged Company and/or the Resulting Companies to demand or claim any dividends which, subject to the provisions of the said Act, shall be entirely at the discretion of the respective Boards of Directors of the Demerged Company and the Resulting Companies and subject to the approval of the shareholders of the Demerged Company and the Resulting Companies respectively.

19. Agreements

The Resulting Companies will have the right to use the "Reliance" brand and logo and suitable agreements will be entered into in this regard. Further, suitable arrangements would also be entered into in relation to (i) non-competition in relation to the businesses of the Demerged Undertakings and the Remaining Undertaking; (ii) supply of gas for power projects of Reliance Patalganga Power Limited and REL with the Gas Based Energy Resulting Company; and (iii) Transfer of leasehold rights of RIL to the relevant Resulting Company with respect to the relevant Demerged Undertaking.

20. Approvals

Each of the Resulting Companies shall be entitled, pending the sanction of the Scheme, to apply to the Central Government or any State Government and all other agencies, departments and authorities concerned as may be necessary under any law for such consents, approvals and sanctions which the Resulting Companies may require to own the Demerged Undertakings and carry on power (coal based and gas based), financial services (including insurance) and telecommunications.

21. Filing of Applications

The Demerged Company and each Resulting Company shall, with all reasonable dispatch, make and file all necessary applications and petitions before the High Court for the sanction of this Scheme of Arrangement under Sections 391 and 394 of the Act and each of them shall apply for all necessary approvals as may be required under law.

22. Modification of Scheme

(a) The Demerged Company and each of the Resulting Companies by their respective Boards of Directors or any committee thereof or any Director authorised in that behalf (hereinafter referred to as the "Delegate") may assent to, or make, from time to time, any modifications or amendments or additions to this Scheme which the High Court(s) or any authorities under law may deem fit to approve of or impose and which the Demerged Company and each of the Resulting Companies may in their discretion accept such modifications or amendments or additions as the Demerged Company and each of the Resulting Companies or as the case may be, their respective Delegate may deem fit, or required for the purpose of resolving any doubts or difficulties that may arise for carrying out this Scheme, and the Demerged Company and each of the Resulting Companies by their respective Boards of Directors or Delegate are hereby authorised to do, perform and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or review the position relating to the satisfaction of the conditions of this Scheme and if necessary, waive any of such conditions (to the extent permissible under law) for bringing this Scheme into effect. In the event that any conditions may be imposed by the High Court or any authorities, which the Demerged Company or any of the Resulting Companies find unacceptable for any reason, then Demerged Company and the Resulting Companies shall be at liberty to withdraw the Scheme. The aforesaid powers of the Demerged Company and the Resulting Companies may be exercised by the Delegate of the respective Companies.

(b) For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates (acting jointly) of the Demerged Company and the Resulting Companies may give such directions as they may consider necessary to settle any question or difficulty arising under this Scheme or in regard to and of the meaning or interpretation of this Scheme or implementation thereof or in any matter whatsoever connected therewith (including any question or difficulty arising in connection with any deceased or insolvent shareholders, depositors or debenture holders of the respective Companies), or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any of those conditions (to the extent permissible under law).

23. Scheme Conditional Upon:

23.1 This Scheme is conditional upon and subject to:

(a) this Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors (where applicable) of the Demerged Company and the Resulting Companies as required under the Act and the requisite orders of the High Court referred to in Clause 21 being obtained;

(b) The requisite sanctions and approvals including but not limited to in-principle approvals, sanctions of any Governmental Authority, as may be required by law in respect of this Scheme being obtained; and

(c) The certified copies of the orders of the High Court sanctioning this Scheme being filed with the Registrar of Companies, Maharashtra.

23.2 In the event of this Scheme failing to take effect within 12 months of first filing in High Court or such later date as may be agreed by the respective Boards of Directors of the Demerged Company and the Resulting Companies, this Scheme shall stand revoked, cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case, each Company shall bear its own costs, charges and expenses or shall bear costs, charges and expenses as may be mutually agreed.

24. Indemnity

In the event of non fulfillment of any or all obligations under this Scheme by any party towards any other party, inter-se or to third parties, the non performance of which will place any other party under any obligation, then the defaulting party will indemnify all costs and interest to such other affected party.

25. Costs, Charges, etc.

All costs, charges, levies and expenses (including stamp duty) in relation to or in connection with or incidental to this Scheme or the implementation thereof shall be borne and paid for by the Demerged Company.

Schedule I

Coal Based Energy Undertaking

Part 'A'

Assets

Building - Premises Located At:

	Approx. Area in Sq. Ft
Unit No. 401, 402, 403-A, 404, 405 & 406, Dempo Trade Centre 4th Floor, Plot No. 11, E.D.C. Complex Patto, Panaji, Goa	6,246

And such other properties as may be agreed between the Demerged Company and the Coal Based Energy Resulting Company

Investments

9,09,24,724	Equity Shares of Rs. 10 each of Reliance Energy Limited
50,000	Equity Shares of Rs. 10 each of Reliance Power Limited
4,23,268	Equity Shares of Rs. 10 each of Hirma Power Private Limited
50,000	Equity Shares of Rs. 10 each of Jayamkondam Power Private Limited
50,000	Equity Shares of Rs. 10 each of Reliance Thermal Energy Private Limited

Loans and Advances pertaining to Coal Based Energy Undertaking

Part 'B'

Liabilities

Loans relatable to Coal Based Energy Undertaking

Book value of Assets over Liabilities aggregates to Rs. 2,921.02 Crores

Schedule II

Gas Based Energy Undertaking

Part 'A'

Assets

Building - Premises Located At:

	Approx. Area in Sq. Ft
Reliance Centre, 19, Walchand Hirachand Marg, Mumbai – 400038	95,000

Other Fixed Assets of the Gas Based Energy Undertaking and such other properties as may be agreed between the Demerged Company and the Gas Based Energy Resulting Company

Investments

50,000	Equity Shares of Rs. 10 each of Reliance Patalganga Power Limited

Loans and Advances pertaining to Gas Based Energy Undertaking

Part 'B'

Liabilities

Loans relatable to Gas Based Energy Undertaking

Book value of Assets over Liabilities aggregates to Rs. 296.77 Crores

Schedule III

Financial Services Undertaking

Part 'A'

Assets

Building - Premises Located At:

	Approx.Area in Sq. Ft
A-202, Ansal Premises, Aurangzeb Road, New Delhi	2,785

And such other properties as may be agreed between the Demerged Company and the Financial Services Resulting Company

Investments	
6,00,89,966	Equity Shares of Rs. 10 each of Reliance Capital Limited
2,55,00,175	Equity Shares of Rs. 10 each of Reliance General Insurance Company Limited
5,00,175	Equity Shares of Rs. 10 each of Reliance Life Insurance Company Limited

Loans and Advances pertaining to Financial Services Undertaking

Part 'B'

Liabilities

Loans relatable to Financial Services Undertaking

Book value of Assets over Liabilities aggregates to Rs. 512.41 Crores

Schedule IV

Telecommunications Undertaking

Part 'A'

Assets

Freehold Land Including Building Premises, Plant & Machinery and Equipments Located At:

	Approx. Area in Sq. Ft
Khasra No. 289, At Mauja Runkata, Tehsil Kiraoli, District Agra, UP	30,652
No. 107 under Khata No. 154/89 bearing Plot No. 133/745, Mouza Swaroop Villa, NH-5, Baripada , Mauyrbhanj District	21,492
Khata No 179, Plot 14/8, Mouza and Village Ankoli, Behrampur Taluka, Ganjam District	17,760
Khasra No. 426/1 and 431/1, Mouza Ambada, Tehsil Multai, District Betul	87,124
Survey No. 166/5, Takshasila Arcade, Zadeshwar Village, Bharuch Taluka	30,760
S No. 528/1 and 528/3/1/2, Village Gondermau, P.H. No. 4 Vikas Kahnd Phanda, Tehsil Huzur, District Bhopal,	50,602
Chaka Plot No. 1382 (part) , Khata No. 592/92, Jayapur, P S Balinata, Tehsil Bhubaneshwar, District Khurda	23,665
Plot No. SP-13, Thiru.Vi.Ka Industrial Estate, Guindy, Chennai 600097.	24,095
Plot No. A -52, Okhla Industrial Area, Phase II, New Delhi.	16,578
Plot No. 103, Sector 59, Haryana State Industrial Development Corp. Faridabad	21,520
S No. 332 / 1, Khatha no. 64/2036, Lal Kothi, In front of IBP Petrol Pump, AB road, Near KM 328, Guna	9,598

	Approx. Area in Sq. Ft
Plot No 48, Sector 34(EHTD), Gurgaon	10,545
Khasra No. 473, Patwari Halka No. 43, Bhoo Adhikar Evam Rin Pustika Part I and II No. M175737 in village Kedarpur, Pargana and District Gwalior.	25,684
Plot No 36,Behind Kadiwala Petrol Pump, Village Motipura, Taluka - Himmatnagar, District Sabarkanta	21,160
Khasra No. 109/1, Village Pathrota (itarsi), P.H. 9, R.N. Mandal,, Itarasi, District Hosangabad	29,999
S No 37/2 in No 62, Madura Thamaraithankal Village, Konerikuppam, Kanchipuram Taluka	43,546
Plot No.198, HIDC Industrial Estate, Karnal, Haryana	29,052
Plot No. 626, J.L. No. 197, Khatian No. 342, Mouza Bargai, P.S. and Sub-Registrar Office-Kharagpur, Dist. Midnapur,	23,950
Khatoni 268 Khasra No. 494/493/492/489/487 and Gata No. 269 Khasra No. 494/2, at Mauja Mathura Bangar, Village and Tehsil Mathura, District Mathura, UP	19,150
Khata No. 202, Khasara No. 998,989,990,991,992/1 & 994, Village Jatoli, Pargana Sardhana, Tehsil Sardiana, Dist Meerut	39,040
Survey No. 2523 and 2524, Village Hingona Kurd, A B Road, Tehsil & Distt Morena	56,253
Survey No. 111, Patwari Halka No. 31, Bhoo Adhikar Evam Rin Pustika Part I and II No. M451644, Village Rajpura, Dist. Shivpuri	23,000
Survey No. 202, Shivpuri Bypass Road, Village Jhingura, Dist. Shivpuri	2,500
Survey No. 33/5D, Village Dahitane, Taluka North Solapur, District Solapur,	43,040
Plot No P-2, Barhi Industrail Estate, Sonipat, Hayana	86,080
Sub Plot No. 1, Block No. 177 in Survey No. 178, Village Navgam, Taluka Kamrej, District Surat	20,229
Survey No 130/1A+130/1B+129/Paikee, Village Atak Pardi, Taluka Valsad, Dist. Valsad	35,658
Survey No 575/2A, Madura Rengapuram Village of Sathuvacheri Town Panchayat, Vellore Talik, Vellore District.	12,297
Survey no. 62/2A, 62/2B, NH 7, Village Nallampali, Dharampuri District, Tamilnadu	22,473
KH 27/1, Village Umaria, Tehsil Ghoragaly, Berkheda, District Raisen, Madhya Pradesh	43,556
Reliance House, 34, Chowringhee Road, Kolkatta-700 071	1,09,244

Lease Hold Land Including Building Premises, Plant & Machinery, Equipments Located At:

	Approx. Area in Sq. Ft
Khata No. 271/296, Plot No 247 / 1298, NH-5, Mouza Bampada, Tehsil Sadar, District Balasore	20,475
Plot No 101/2B, Junagarh Industrial Estate-II, Junagarh	21,876
Plot No . T- 23, Pimpri Industrial Area, Bhosari block, Bhosari, Pune	26,523
Plot No. E-76, Industrial Area, Parbhatpura, Nasirabad Road, Ajmer	32,743
Plot No. F-181 and 182, Road No. 5, Mewar Industrial Area, Udaipur	47,710
Plot No. F-161,E170, Road No 12 Vishwa Karma Industrial Area (VKIA), Jaipur	37,714

Buildings Premises Including Plant & Machinery, Equipments – Located At:

	Approx. Area in Sq. Ft
J.L. No. 52, Khatian No. 286/288, Dag No. 1638, Mouza Salap, Police Station Domjur, District Howrah, (Kolkatta)	33,490
Khasra No. 745, Village Mohadi, Tehsil Shahabad, District Kurukshetra, (Ambala)	49,680
Khasra No. 105/(25/ (5-3)) & 114/5/(8-0)), Village Vakya, Sat Road Kla Tehsil, District Hissar	33,798
Hissa No. 1 to 13 and 15, Survey No. 13 and 14, Adharwadi Road,Kasbe Kalyan, Taluka Kalyan, District Thane	12,320
Khasra No. 2201,2199,Vilage Kutana, Rohtak District	21,327
Plot No. 2-A, Central Avenue Scheme Section -III, Satnami Layout, Vardhman Nagar Nagpur	17,394
Block No. 485, Village Dashrath, Taluka and District Vadodara	56,608
Plot No. 1/2 TTC Industrial Area, Thane Belapur Road, Koparkhairane, Navi Mumbai	62,229
Plot No. A –51, Okhla Industrial Area, Phase II, New Delhi.	10,886

Buildings – Premises Located At:

	Approx. Area in Sq. Ft
Office No. 3,4,5,6, Godrej Millenium, 9 Koregaon Road, Pune -411 001	13,841
50 and 51, Ground Floor, Wing "B", Aditya Residency Apartment (Kakade House), 498, Parvati, Pune - 411 009	2,430

Premises To Be Separately Leased, Situated At:

	Approx. Area in Sq. Ft
103/106 Naroda Industrial Estate, Naroda, Ahmedabad 382 320 , Gujarat	37,178
Part of Refinery Complex, Jamnagar Complex, Village Meghpar / Padana, Taluka Lalpur, Dist Jamnagar 361280, Gujarat.	5,360
Part of Nadiad Retail Outlet - Survey No: 3112(part), 3113/1(Part) ,3113/2 (part), 3113/3 (part), 3121(part), 3122, 3123, 3124 (part), 3125/1 to 4 Village Nadiad, Taluka Nadiad, Nadiad Tundel Road Gujarat	19,907
Part of Bhilad Retail Outlet - R.S. No:1/3, Village Nandigam, Taluka Umargam, Dist. Valsad, Gujarat	9,638
Part of Sendhwa Retail Outlet – S.No. 146/4, 149/1, 149/3, 150/2, 151/1, 151/2, 15/12 Hissa No 20, Hissa No 220, Village Pipaldhar, Tehsil Nivali, Dist Barwani Madhya Pradesh	753
Court House, Lokmanya Tilak Marg, Dhobi Talao, Mumbai 400 002	3,355
Ground Floor and First Floor, Anand Mahal Apartment, Opposite Ascon Plaza, Anand Mahal Road, Adajan, Surat 395 009	7,189
4th floor, Thakorbhai Mithaiwala Building, Sahara Darwaja, Sahara Darwaja Crossing, Ring Road, Surat - 395 003 Gujarat	3,000
Fourth Floor, Shantiniketan Building, Opp Bhavya Honda, Piplod, Surat - 395 007 Gujarat	7,800
Ground Floor, Shayog Tower -1, Near Sahaj Super Store, Anand Mahal Road, Adajan Surat 395 009, Gujarat	3,331
Shivam Building, 9 Patel Colony, P.N. Road, Jamnagar 361 001, Gujarat	2,397

And such other properties as may be agreed between the Demerged Company and the Telecommunication Resulting Company

Other Plant and Machinery and Equipments of Telecommunications undertaking Vehicles of Telecommunications Undertaking

Investments

90,00,00,000	Equity Shares of Re. 1 each of Reliance Communications Infrastructure Limited
70,95,130	Equity Shares of Rs.10 each of Reliance Telecom Limited
319,25,85,350	Equity Shares of Re. 1 each of Reliance Infocomm Limited
69,524	Equity Shares of USD 0.05 each of World Tel Holding Limited (Bermuda)
4,50,00,000	Preference Shares of Re. 1 each of Reliance Telecom Limited

Receivables for Capital Leases of Telecommunications Undertaking

Loans and Advances pertaining to Telecommunications Undertaking

Part 'B'

Liabilities

Loans and Contingent Liabilities relatable to Telecommunications Undertaking

Book value of Assets over Liabilities (excluding contingent liabilities) aggregates to Rs. 15,389.34 Crores

'IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 563 OF 2005

In the matter of Companies Act, 1956;

- And -

In the matter of Sections 391 to 394 of the Companies Act, 1956;

- And -

In the matter of Reliance Industries Limited, a company incorporated under the Companies Act, 1956 and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021;

- And -

In the matter of the Scheme of Arrangement between Reliance Industries Limited, Reliance Energy Ventures Limited, Global Fuel Management Services Limited, Reliance Capital Ventures Limited and Reliance Communication Ventures Limited and their respective shareholders and creditors.

Reliance Industries Limited, a company incorporated under the Companies Act, 1956, }
and having its registered office at 3rd Floor, Maker Chambers IV, 222, Nariman Point, }
Mumbai - 400 021. } ..... Applicant Company

FORM OF PROXY

I/We, the undersigned equity shareholder/s of the Applicant Company hereby appoint ______________________ of ______________ and failing him/her ______________________ of ______________ as my/our proxy, to act for me/us at the meeting of the equity shareholders of the Applicant Company to be held on Friday, the 21st day of October, 2005 at 11.00 a.m. (1100 hours) at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020, Maharashtra, for the purpose of considering and, if thought fit, approving, with or without modification(s), the Scheme of Arrangement between Reliance Industries Limited (**'Applicant Company'**) and Reliance Energy Ventures Limited, Global Fuel Management Services Limited, Reliance Capital Ventures Limited and Reliance Communication Ventures Limited (collectively **'Resulting Companies'**) and their respective shareholders and creditors and at such meeting and at any adjournment or adjournments thereof, to vote, for me / us and in my / our name ______________ (here, if for, insert 'for'; if against, insert 'against', and in the latter case, strike out the words below after 'Scheme of Arrangement') the said Scheme of Arrangement, *either with or without modification(s)**, as my / our proxy may approve.

** Strike out what is not necessary.*

Dated this ____ day of __________ 2005

Name: ______________________________________

Address: ______________________________________

____

____

Affix Re. 1/- Revenue Stamp

(For Demat holding)
DP Id. ____________________ Client Id. ____________________

(For Physical holding)
Folio No. ____________________ No. of Shares held : ____________________

Signature of Shareholder(s) : Sole holder / First holder - ____________________

Second holder - ____________________

Third holder - ____________________

Signature of Proxy : - ____________________

NOTES:

1. Alterations, if any, made in the Form of Proxy should be initialled.
2. Proxy must be deposited at the Registered Office of the Applicant Company, not later than FORTY EIGHT hours before the time scheduled / fixed for the said meeting.
3. *In case of multiple proxies, the proxy later in time shall be accepted.*

ATTENDANCE SLIP

Reliance
Industries Limited

Registered Office : 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021, India

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.
Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

DP. Id*	
Client Id*	

Folio No.	
No. of Share(s) held	

NAME AND ADDRESS OF THE SHAREHOLDER / PROXY HOLDER

____

____

____

I hereby record my presence at the meeting, convened pursuant to the Order dated 16th September, 2005 of the Hon'ble High Court of Judicature at Bombay of the Equity Shareholders of the Company on Friday, the 21st day of October, 2005 at 11.00 a.m. (1100 hours) at Birla Matushri Sabhagar, 19, Marine Lines, Mumbai 400 020.

Signature of the Equity Shareholder or proxy: __________________________

Notes:

1. * Applicable for shareholders holding shares in dematerialised form.
2. Shareholders are requested to bring the Attendance Slip with them when they come to the meeting and hand it over at the gate after fixing their signature on it.
3. Shareholders who come to attend the meeting are requested to bring with them copy of the Scheme of Arrangement.

Book Post

(Under Certificate of Posting)

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit: Reliance Industries Limited)
46, Avenue 4, Street No. 1,
Banjara Hills,
Hyderabad – 500 034